UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20F

       REGISTRATION STATEMENT PURSUANT TO SECTION 12(g) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 OF A FOREIGN CORPORATION

                        LEADER MINING INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                       Commission File no _______________

                     Alberta, Canada                        (N/A)
             (State or other jurisdiction              (I.R.S. Employer
             of incorporation or organization)         Identification No.)

           400 Fifth Avenue, S.W., Suite 530, Calgary, Alberta T2POL6
              (Address of principal executive offices) (Zip Code)

                                 (403) 234-7501
               Registrant's telephone number, including area code

        Securities to be registered pursuant to Section 12(b) of the Act:

                  Title of each class to be so registered: None

       Name of each exchange on which each class is to be registered: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                  Title of class
                  Common                    Unlimited Shares of Common Stock

A total of 16,826,065 shares of common stock of Registrant were issued and outstanding as of May 20, 1999. No other classes were issued and outstanding.

Indicated by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes      No  X

The Registrant has not been required to file reports, but has filed reports under Section 13(2)(b) as a foreign company.

Indicate by check mark which financial statement item the Registrant has elected
to follow:  Item 17 __X__   Item 18 ______

                                TABLE OF CONTENTS
                                     PART I


                                                                            Page

Item 1.           Description of Business......................................5

Item 2.           Description of Property.....................................12

Item 3.           Legal Proceedings...........................................18

Item 4.           Security Ownership of Certain Beneficial Owners
                  and Management (Control of Registrant)......................20

Item 5.           Nature of Trading Market
                  Market Price of and Dividends on
                  Registrants Common Equity and
                  Related Stockholder matters.................................21

Item 6.           Exchange Controls and Other Limitations Affecting Security
                  Holders.....................................................22

Item 7.           Taxation....................................................22

Item 8.           Selected Financial Information..............................24

Item 9.           Management Discussion and Analysis..........................28
                   of Financial Condition and Results of Operations

Item 10.          Directors and Executive Officers ...........................31

Item 11.          Compensation of Officers and Directors......................33

Item 12.          Options to Purchase Securities from Registration or
                  Subsidiaries................................................35

Item 13.          Interest of Management in Certain Transactions..............36

Item 14.          Description of Securities to be registered..................37

Item 15.          Defaults upon Senior Securities.............................37

Item 16.          Changes in Securities, Changes in Security for Registered
                  Securities..................................................38

Item 17.          Financial Statements........................................38

Item 18.          Financial Statements (Not applicable) ......................38

Item 19.          Financial Statements, Exhibits, and Supplementary Data .....39

                           Exhibit Index......................................49

                           Signatures.........................................42

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

(a)  The Company

Leader Mining International Inc. ("Leader", "Company" or "Registrant") was incorporated on June 22, 1987 as Durga Resources Ltd. ("Durga"), under the Business Companys Act (Alberta). By a Certificate of Amalgamation dated March 31, 1993 Durga amalgamated with Durvada Resources Ltd. and resulted in new Durga Resources Ltd. By a Certificate of Amendment dated September 24, 1993, Durga changed its name to Leader Mining Company ("LMC"). By a Certificate of Amendment dated July 18, 1994. It consolidated its shares (reverse split) in 1994 by one for five shares. LMC changed its name to the Leader Mining International Inc.

The Registrant was listed on the Alberta Stock Exchange on December 18, 1987.

Leader is extraprovincially registered in the Province of Saskatchewan by a Certificate of Registration dated November 21, 1996, under The Business Corporations Act (Saskatchewan) and in the Province of Manitoba by a Certificate of Registration dated November 20, 1996, under The Business Corporations Act (Manitoba).

The registered office  of the  Company in  Alberta is  at 1600, 407 - 2nd Street
S. W., Calgary, Alberta, T2P 2Y3. The head office and records office of the Corporation is at 530, 400-5th Avenue S. W., Calgary, Alberta, T2P 0L6.

The Company is a reporting company in the Province of British Columbia and in the Province of Alberta. The Corporation's shares are listed and posted for trading on the Alberta Stock Exchange (ASE) under the symbol "LMN" and quoted on National Quotation Bureau "Pink Sheets."

The Company was formed by Mr. Yashvir (Jasi) Nikhanj, the current President and a director, to pursue the principal business of exploration, and development of gold, silver and base metals projects.

From 1987 to 1994, the Company was engaged in mineral exploration for gold, copper, zinc and diamonds in the Northwest Territories and Saskatchewan, Canada. The Company was also exploring for gold in the state of Nevada. The Company had minimal capitalization during such period, and its activities were very limited.

The Company's strategy with respect to its mineral exploration related activities is to identify geological areas in which the Company may invest or participate in non-producing or producing mineral prospects or joint ventures for development, and where the company may acquire prospects for mineral exploration through staking claims

         During  the  last  five  (5)  fiscal  years,   the  Company   conducted
exploration activities on certain mineral prospects as follows:

Voisey's Bay; Labrador, Canada, 1998

Approximately $55,000 expended for land acquisition and prospecting and ground geophysics to explore for magnetic segregation nickel deposits.

Ariel Resources Ltd.; Costa Rica, 1998

                  Approximately $250,000 expended to perform due diligence and technical feasibility studies to ascertain the viability of corporate merger.

Nighthawk Lake; Ontario, Canada, 1996-1998

                  Approximately $275,000 expended for land acquisition and prospecting; ground geophysics; and diamond drilling to test potential gold targets.

Bristol; Ontario, Canada, 1996-1997

                  Approximately $125,000 expended for land acquisition and prospecting; ground geophysics; and diamond drilling to test potential gold targets.

Steephill Lake; Saskatchewan Canada, 1997

                  Approximately  $300,000  expended  for  land  acquisition  and
         prospecting;   airborne  geophysics;   and  diamond  drilling  to  test
         potential base metal targets in volcanogenic massive sulphide (VMS).

Nettogami Lake; Ontario, Canada, 1996

                  Approximately $1,278,000 expended on land acquisition and prospecting, airborne and ground geophysics, and diamond drilling to test potential sedimentary exhalitive (Sed Ex) base metal targets.

Merendon Mining Corporation; Honduras, 1996

                  Approximately $750,000 expended for land acquisition, due diligence, and technical studies to ascertain the attractiveness of venture participation.

Blower Investments AVV and Condor Resources AVV; Peru, 1996

                  Approximately $430,000 expended for land acquisition, due diligence, and technical studies to ascertain the attractiveness of venture participation.

Rioux Lake; Saskatchewan, Canada, 1994-1995

                  Approximately $50,000 expended for geological and geochemical surveys to identify polymetallic base metal potential.

Candle Lake; Saskatchewan, Canada, 1994

         Prospective diamond claims acquired.

The Company hires third-party companies to conduct drilling, testing, and to provide services and evaluation on a negotiated contract basis, except that a company, Nikhanj and Associates Geo Consulting, owned by the Company's President and largest shareholder, Y.S. (Jasi) Nikjanj provides management, geological, and exploration consulting services to the Company for $10,000 per month.

The Company is not carrying any reserve values of any prospects due to the lack of any measurable reserves.

(b) Current Business

The focus of the Company is to find, delineate, and exploit mineral deposits in under explored terrain within jurisdictions that are politically stable and actively pursue mineral exploration and development. The Company currently has two major prospects, which are the Knife Lake Project (located in Saskatchewan, Canada) and the Karmel Diamond Project (located in the Republic of South Africa).

As of December 31, 1998, the Company has spent $7.3 million (Canadian) exploring for base and precious metals within the Scimitar Complex of northeastern Saskatchewan and delineating the Knife Lake copper deposit. Over the next three years expenditure of an additional $3.3 million (Canadian) is anticipated for geological reconnaissance ground geophysics, drilling, and development engineering.

As of March 31, 1999, the Company has spent $0.185 million (Canadian) exploring the Karmel Diamond Project for diamonds. The Company can earn a 75% working interest in the project by spending an additional $1.315 million (Canadian) over the next 3 years.

The Company is always searching for high quality grass roots exploration opportunities, which can be acquired at low cost. Identification of targets of opportunity represent the Company's focus for growth, and annual expenditures of $0.25 million (Canadian) are anticipated for evaluation, acquisition, and initial testing of new projects.

Corporate overhead is held to a minimum. Expenditure for office rent, office supplies, travel, and administration are expected to continue at the current level of $0.7 million (Canadian) per year.

A summary of the Company's proposed expenditures is presented below:


                                            CORPORATE EXPLORATION BUDGETS
                                                 ($Canadian x 1000)
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                Fiscal year, March 31                       2000            2001                2002                  Total
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                  Knife Lake Project
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
              Geological Reconnaissance                      300             100                 50                    450
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                      Geophysics                             300             100                 50                    450
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                       Drilling                              500             800                700                    2000
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                     Engineering                                             100                300                    400
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                      Sub-Total                             1,100           1,100              1,100                  3,300
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                    Karmel Project
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
              Geological Reconnaissance                      70              30                  30                    130
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                       Drilling                              150             100                 50                    300
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                       Sampling                              70              300                100                    470
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                     Engineering                             25              70                 320                    415
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                      Sub-Total                              315             500                500                   1,315
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                 Opportunity Targets                         250             250                250                    750
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
             Overhand and Administration                     700             700                700                   2,100
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------
                 Grand Total (CAN $)                        2,365           2,550              2,500                  7,465
------------------------------------------------------- -------------- ---------------- --------------------- ---------------------


The Company's current business plan is in mineral exploration including foreign mineral joint ventures, in Canada and South Africa. The Company has determined that it must build an asset base through grass roots exploration; and acquisition by exchange of stock for other mineral companies, leases, and mineral prospects for exploration or development if the opportunity arises. The Company believes that debt will rarely be desirable to acquire any prospect or company. The Company may acquire other assets by exchange of stock or cash.

The Company has not established, and does not intend to formally establish, criteria for the selection or evaluation of mineral prospects or participations. When a prospect is located which in management's opinion, holds potential for the Company, an attempt will be made to secure an option, or lease, in the prospects. Shareholder approval will not be sought for prospect acquisitions.
Therefore, shareholders will be dependent upon the judgment of management in selecting prospects (see "Management"). If such an interest is acquired, the Company will then expend funds for preliminary exploration and testing of the prospect to determine the feasibility of production of such prospect. Based on the results of such preliminary testing, the Company will decide, without shareholder approval, whether to acquire or abandon the prospect. A prospect or interest may be acquired by outright purchase; by earning an interest through participation with other companies; or by exchange of the shares for leases or interests in prospects.

         The Company may expend funds to rework, explore or test any prospects its acquires to determine the economic production feasibility of such prospects. The Company will rely on its own management and outside consultants engaged for specific work on a limited basis, prospect by prospect, to provide competent evaluation and recommendations concerning prospects or interests in prospects to be considered for acquisition or exploration. The Company has agreements with several third party companies for providing specific limited services related to prospects, such as mapping, geochemical, sampling, or drilling. Based upon the results of such exploration and tests, as interpreted by management, the Company will then determine whether such prospects should be acquired, explored further, sold or leased to a third party, held for possible later development or abandoned; or whether development to production should be attempted by the Company either by itself or through joint venture or other business arrangements with other companies or entities.

The Company may agree to assign rights in certain prospects to be explored to the general or managing partner of a partnership or joint venture, which thereby becomes the owner of the working interest in the prospect. The Company may also agree to supervise and manage all activities on the prospect and to obtain, through subcontractors, all necessary related services and equipment. The
Company actively reviews prospects for putting together exploration or development joint ventures.

Parents and Subsidiaries

                  Parent

                  LEADER MINING INTERNATIONAL, INC.

                  Subsidiaries

                  None.

The Company's principal areas of exploration are described herein below under "Description of Properties."

RISK FACTORS

Risks of Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond its control. These factors include commodity price and currency volatility, the proximity and capacity of natural resource markets and processing equipment, and government regulations and changes thereto, including regulations relating to prices, taxes, royalties, land tenure, importing and exporting of minerals and environmental protection. In addition, few mineral exploration properties become commercially viable mines, nor can there be any assurances that exploration work carried out by the Company will be successful. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Recovery of Reserves

In carrying on its mineral exploration and development activities, the Company may rely upon calculations as to potential ore reserves and corresponding ore grades on the Company's prospects which by their nature are not exact. Until ore is actually mined and processed, ore reserves and ore grades must be considered as estimates only. The quantity of economic reserves will also vary depending on mineral prices which have historically been highly cyclical and dependent upon numerous factors beyond the Company's control including changes in investment trends and international monetary systems, political events and changes in the supply and demand for minerals on public and private markets. Any material changes in reserves, ore grades or stripping ratios will affect the economic viability of any prospects which might be developed. Further, short term operating factors relating to the prospect development, including a need for orderly development the processing of new or different ore grades may affect profitability in any particular accounting period. There can be no assurance that mineral recoveries or other mineral recoveries in small scale laboratory tests will be duplicated under on site conditions or during production.

Fluctuation of Mineral Prices

The Company's mining operations if any are ever undertaken will be subject to the normal risks of mining and profits are subject to fluctuations in mineral prices, in particular the market price of the mineral to be sought in production. The price of minerals has fluctuated widely in recent years and is affected by numerous factors beyond the Company's control including international economic and political trends, expectations of inflation, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of minerals cannot be accurately predicted.

Competition

The Company competes with major mining companies and other smaller natural resources companies in the acquisition, exploration, financing and development of new properties and projects. Some of these companies are more experienced, larger and better capitalised than the Company. The Company's competitive position will depend upon its ability to successfully and economically explore, acquire and develop new and existing mineral resource properties or projects. Factors which allow producers to remain competitive in the market over the long term are the quality and size of the ore body, if any, cost of production, and proximity to market. Because of the number of companies and variables involved, no individual or group of producers can be pointed to as being in direct competition with the Company.

Capitalisation and Commercial Viability

The Company has limited financial resources and there is no assurance that additional funding would be available to the Company for further exploration or development of its properties or to fulfil its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's prospects with the possible loss of exploration or exploitation permits.

The commercial viability of production on a particular prospect will be affected by factors that are beyond the Company's control, including the particular attributes of the deposit, the fluctuation in mineral prices, the costs of constructing and operating a mine, processing facilities, the availability of economic sources of energy, government regulations including regulations relating to prices, royalties, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands.
It is impossible to assess with certainty the impact of these factors.

Uninsurable Risks

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, inability to obtain suitable or adequate machinery equipment or labour and other risks are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Compliance with Governmental Regulations

The Company's exploration and mining operations are subject to mining, health, labour and environmental regulations, changes in which could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution and restrictions and delays in operations, the extent of which cannot be predicted.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors, officers and shareholders of certain other companies engaged in natural resource exploration and development and conflicts of interest may arise.

ITEM 2:  DESCRIPTION OF PROPERTIES

The Company owns no properties. It has mineral prospects which consist of mining claims or contractual exploration agreements which may be evolved to development if the Company so decides. For all purposes in this description, Registrant is referred to as "Leader."

Knife Lake Prospect, Saskatchewan, Canada

Location and History

The Knife Lake Prospect is located in northeastern Saskatchewan close to the Manitoba border. Knife Lake itself is located in the southeastern portion of the project area at latitude 55 degrees 54' N and longitude 102 degrees 43' W. The project is operated from a well-equipped bush camp on Knife Lake, 136-km north-northwest of Flin Flon, Manitoba (approximate population 7,600) and 180 km northeast of La Ronge, Saskatchewan. The property, whose NTS reference is 63-M-15E, can be found on the Gilbert Lake, 63M15 claim map, available from Saskatchewan Energy, Mines and Resources in Regina.

Leader holds, or has a right to earn subject to NSR payments, a 100 percent interest in all of the claims and mining leases comprising the Knife Lake Project, except for the eleven Consolidated Pine Channel Gold Corp.
claims.  On these claims, Leader can earn up to a 90 percent interest.

Leader is the operator in all the option agreements covering all claims in the project area. It is currently proceeding with, or making preparations for, exploration it has planned or is required to do under the option agreements. All the field exploration, on all mineral lands in which Leader has, or is earning, an interest and which are described in this summary is carried out for Leader by its own field staff or contractors directly under its control.

The Knife Lake prospect, optioned by Leader from CopperQuest in March, 1996, initially consisted of mining lease ML 5269. It is 648 ha in size and covers the known copper showing and soil geochemistry anomaly as well as the projected strike extents. During 1996 and 1997, additional claims were staked by the Company and optioned from consolidated Pine Channel Gold Corporation. Net Smelter Royalties become payable if and when commercial production occurs from the claims. Such royalties shall be payable to either CopperQuest or
Consolidated   Pine  Channel  Gold  Corporation  in  accordance  with  the  land ownership.

Leader Mining, anticipating the potential of this area, developed a strong land position, conducted numerous geophysical surveys and collected extensive geological data. The data sets consist of two airborne surveys, a regional gravity survey, extensive drilling and mapping with accompanying lithogeochemical sampling. To further evaluate the area, it was necessary to synthesize Leader's geophysical data and known geology with the aim to identify areas on the property with the highest potential to host various Volcanogenic Massive Sulphide (VMS) style sulphide deposits.

At Knife Lake, Leader now owns or controls 109 mining claims and 1 mining lease with a total land area of approximately 95,144 hectares. The claims are held directly by Leader or by private individuals and other companies, which have leased the prospect to Leader. This list of claims is attached as Table 1.

Mineral exploration and production in the Flin Flon Mining area has been active for 80 years. Only recently has new geological modeling recognized that the favorable Amisk Volcanics extend to the north from the Flin Flon Domain and includes the former Hanson, Glennie, Scimitar and Kissenew Domains. These domains have been explored intermittently by Hudson Bay Mining, Noranda, and Cominco. With the current geological understanding, these volcanic domains are highly prospective for VMS style mineralization. Leader's Knife Lake Volcanogenic Massive Sulphide (VMS) Deposit conforms well within the context of the newly defined model for the Flin Flon-Glennie Domain. Recent government mapping has shown the Knife Lake property to lie within the newly recognized Flin Flon-Glennie Lake Domain, which hosts the Flin Flon/Snow Lake VMS deposits.

The claims have received little mineral exploration and have no production history, but appear to be an extension of the volcanic terrain which hosts the base metal mineralization of the prolific Flin Flon mining area. The Amisk Volcanics in Flin Flon are host to significant amounts of Volcanogenic Massive Sulphide style, base metal mineralization.

Since 1968, prospecting and mapping in the area of Knife Lake and Scimitar Lake has resulted in the discovery of several copper occurrences. The largest and most significant of these occurrences is the Knife Lake copper-gold deposit. The mineralization is located on the west side of the Knife Lake, less than 100 metres west of the shoreline, in the southern portion of Leader's property.

Infrastructure on the Knife Lake property is limited to the bush camp and winter road access. Water for mineral processing and other needs is available in abundance in the project area. The Island Falls hydroelectric power generating station is located on the Churchill River at Sandy Bay. This station was constructed to provide power to the town of Flin Flon. However, in the mid 1990's, the Government of Saskatchewan constructed a new high-tension power line to deliver the power to the uranium mines of the Athabasca Basin in northern Saskatchewan and all of the station's power output is now devoted to this purpose. The transmission line comes within 20km of the southwestern corner of the Knife Lake property.

While the Sandy Bay-Flin Flon has been explored for base and precious metals at various times over the past 80 years, the earliest records of work in the immediate area of Knife Lake are dated October 1968. From 1968, through 1972,

Straus Exploration conducted extensive exploration work, consisting of horizontal loop, vertical loop and Turam EM ground geophysical surveys, ground magnetometer surveys, geochemical soil sampling, geological mapping, trenching, sampling and diamond drilling, over a gossanous copper-gold showing on the western shore of Knife Lake. Approximately 4.7 square km of grid was geologically mapped at a scale of 1:6,000 over the copper prospect area. A slightly smaller area was covered by geochemical and geophysical surveys. D.E. Pearson, as part of his 1971 mapping project, mapped in detail a portion of the grid on a scale of 1:7,200. A diamond drill program consisting of 87 holes (2 Winkie and 85 XT sized core), totaling approximately 8,484m, was completed. As a result of the exploration work, a mining lease was taken out, covering the copper showing and surrounding geochemical anomaly.

Hudson Bay Exploration and Development, the wholly-owned exploration division of Hudson Bay Mining and Smelting, conducted a regional airborne EM survey in 1980 and 1982. During 1989 and 1990 Cominco performed line cutting, geological and geochemical surveys, on property approximately 2 km north of Knife Lake. Results of these programs are not available.

The  Knife  Lake  copper  showing  remained   inactive  until  early  1989  when
CopperQuest was formed. CopperQuest commissioned Standing Geophysics Ltd. (Standing) to re-establish Staus' grid over the copper prospect and to conduct horizontal-loop EM and proton magnetometer surveys. Standing Geophysics completed 77.6 line-km of magnetic surveying and 101 line-km of EM surveying in February 1989. In completing the EM surveying, Standing used different cable lengths (coil separations) over the copper prospect in an attempt to locate areas where the copper mineralization may have been thickened due to folding. Three such areas were located and recommended for diamond drilling. In addition, three other conductive zones were identified outside of the immediate copper prospect area. A total of 1,829m of drilling in 24 holes, was recommended but never carried out.

In March 1996, Leader Mining acquired the mining leases, after entering into an agreement with CopperQuest. Leader has access to the CopperQuest, and most of the Straus, exploration data. A summary of Leader's expenditures on the prospect is presented below:



--------------------------------------------------------------------------------------------------------------------
Summary of Exploration Expenditures (June 1996 to December 1998)
---------------------------------------- ------------------------------------- -------------------------------------
Prospecting and                          1,172 man days                                                    $342,600

Geological Mapping
---------------------------------------- ------------------------------------- -------------------------------------
Line Cutting                             313 line km                                                       $119,400

--------------------- ------------------ ------------------------------------- -------------------------------------
Geophysics            Airborne           12,689 line km                                                    $753,700
--------------------- ------------------ ------------------------------------- -------------------------------------
                      Ground             427 line km                                                       $243,300


--------------------- ------------------ ------------------------------------- -------------------------------------
Geochem               Soil               2,374                                                              $23,300
--------------------- ------------------ ------------------------------------- -------------------------------------
                      Assay              8597 (588 whole rock)                                             $164,200
---------------------------------------- ------------------------------------- -------------------------------------
Trenching                                180m3                                                              $48,400
---------------------------------------- ------------------------------------- -------------------------------------
Drilling                                 30,866 m                                                        $2,960,500
---------------------------------------- ------------------------------------- -------------------------------------
Other (staking, logistics,                                                                               $2,656,200
transportation)
--------------------------------------------------------------------------------------------------------------------
                                                                                              TOTAL = $7,311,000
--------------------------------------------------------------------------------------------------------------------


The Knife Lake Deposit is interpreted by the Company to be a remobilized fraction of a larger primary VMS deposit. It is hosted within an altered pegmatite, high in Na, K, Sr, and Ba which geochemistry has shown is derived from alkali rich sedimentary rocks. To date, a total of 26,397 metres of diamond drilling among 308 drill holes have been completed on the Knife Lake Deposit and a digital geological model has been constructed. The mineralization is outlined over a distance of 4,300 metres and to a depth of 100 metres. Internal Geological modeling has generated sufficient indications to cause the Company to continue exploration work.

GEOLOGICAL DESCRIPTION

Knife Lake lies within the Scimitar Complex, a structural domain within what is generally known as the Churchill Structural Province of the Canadian Shield. The Churchill Province is lower Proterozoic (Aphebian) in age. The Scimitar Complex is highly deformed, multiple-folded terrain dominated by middle to upper amphibolite facies, hornblende-biotite plagioclase-quartz gneisses of generally intermediate composition and gneissic felsic intrusives. The lithologies have been divided into gneissic granodiorites and subordinate metavolcanic and metasedimentary rocks. Mafic volcanics and meta-gabbros are less common, but present. The lithologies frequently exhibit pegmatitic textures due to partial melting of up to 30 percent of the rock, in the case of ampholite metamorphic grade. Original sedimentary and/or volcanic textures and structures, other than gross lithologic layering, are rare.

Another prospective area is the boundary between geophysics distinguished rock units A&B, which hosts the Linda-McCullum copper showing that has similarities to the "Cypress" type hosted VMS model; a thick succession of mafic to intermediate volcanics with isolated, linear conductive horizons at the "top" of the sequence. This horizon has potential in light of the recent ophiolitic models.

In all, fourteen primary target areas are identified which exhibit typical VMS geophysical/geological signatures (conductivity with favorable magnetics and geology). Numerous additional targets exist, located along boundaries and other favorable geological horizons. At some point these will have to under go further investigation.

The copper-gold mineralization occurs in, and adjacent to, an apparently stratabound, "green pegmatite." This pegmatite lies on the contact between a pink footwall gneiss, believed to be a metasediment, and a hanging wall package comprised of tholeiitic amphibolies, believed to be a sequence of meta-volcanics and meta-volcaniclastic sediments. This sequence terminates both southeast and northwest of Knife Lake, but is repeated 4 kilometres to the east of Scimitar Lake, where two other copper showings are known. The "green pegmatite" is a relatively fine- to medium-grained, milky green, pegmatoidal felsic gneiss composed of various proportions of green plagioclase, K-feldspar, biotite and amphibole.

Recent whole rock geochemistry work by Leader's consultants indicates that there are at least two major groups of rocks present in the Knife Lake copper deposit. The first group comprises the pink "footwall gneiss" and the "green pegmatite" (high Na, K, Sr, Ba). These were determined to be alkali-rich sedimentary rocks and pegmatites, which also contained elevated phosphorous and titanium contents, suggesting sedimentary rocks derived from alkalic/shoshonitc source material. The four samples of the "green pegmatite," which hosts the Knife Lake copper mineralization, have a composition similar to the pink gneiss, indicating that they are derived from the footwall gneisses.

The second group includes tholeiitc (iron-rich) volcanic derived rocks such as amphibolites and quartz-feldspar +garnet+biotite schists (high, Fe, low Na, K, Sr, Ba) which constitute the hanging wall of the deposit. Of the twelve whole rock samples analyzed, five were determined to be, in part, highly altered volcanic rocks of rhyolitic, dioritic, and basaltic/gabboric composition. One of the samples came from a strongly altered chloritic- to cunningtonite-rich zone, whose strong iron and magnesium enrichment and sodium depletion is typical of VMS-type, footwall alteration.

The mineralization itself is comprised of pyrrhotite, chalcopyrite, and pyrite, with minor amounts of sphalerite and rare native copper. No native gold is noted but, since most of the gold is free milling, the gold must be present as small grains adjacent to and intermixed with the sulphides. The sulphides occur as disseminations or net-textured stringers within the pegmatoidal texture or as large clots occasionally appearing at gangue-mineral grain boundaries. There is little or no conspicuous wall rock alteration associated with the copper-gold mineralization. A prominent gossan zone marks the surface expression of the mineralization "green pegmatite."

Recent diamond drilling just south of the Knife Lake deposit discovered extensive strong native silver mineralization within east-west and northwest-southeast trending faults. Mineralization style and setting indicative of late stage low temperature hydrothermal emplacement, which is superimposed on the copper mineralization noted at Knife Lake.

         KARMEL PROSPECT, ORANGE FREE STATE SOUTH AFRICA

         The Karmel prospect is an exploration attempt to find a gem quality diamond deposit. The area has not been previously explored with modern exploration techniques. Leader has conducted an aerial magnetic survey and limited ground testing and drilling to date. In the event gem quality diamonds are not found in sufficient quantity, the project will be abandoned because industrial diamonds are uneconomic to produce in a new mine.

         The 7,500-ha Karmel property is located about 100 km east of the agricultural community of Bloemfontein, near the Lesotho border. The terrain is rolling farmland (currently an ostrich ranch) with an interspersion of rocky kops (hillocks). Poplar Resources, Ltd. holds a 100% interest in the Karmel Project through a wholly owned South African subsidiary, Karmel Diamond Holdings (Pty.), under a three-year prospecting agreement which entails an annual payment equivalent to about C$60,000; and an option to enter into a mineral lease agreement, the mineral rights holders would have a 4% interest in pre-tax mine operating profits.

         Leader has entered into an Option/Joint Venture Agreement whereby Leader may earn a 75% interest in the Karmel prospect by expending $500,00 (Cdn) per year for three years in exploration costs. Upon expenditure of the required amounts by Leader, if warranted, a joint venture between Leader and Karmel in which Leader will own 75% interest and Karmel a 25% interest, Leader has expended approximately $185,000 (Cdn) since January 1999 on exploration expenses.

         The project can be described as a complex kimberlite fissure system with potential to host 8 km of fissure strike length, and a small previously mined pipe and a potential blow. There are two east-west fissures exposed on the property: the Southern Fissure where very limited small-scale mining was carried out by an open cut, and the Dundee Fissure which is exposed 5 km to the east in a creek bed. The Dundee fissure outcrop has a width of about 2 m and does not appear to have been test sampled. A small pipe (known as the Carmel Pipe) was mined by a farmer/landowner circa 1950 to a relatively shallow (yet to be determined) depth, but typically very little information is available. To management's knowledge, no geophysical surveying was carried out to trace the strike extent of the known fissures or to attempt to identify new fissures/blows/pipes on the property. Low-level, high-sensitivity, airborne and/or ground magnetic surveying would entail only a nominal costs. Bulk sampling of the known Southern and Dundee fissures could also be completed easily with material possibly processed on site with a mobile hand plant. Drilling off the depth extension of the Karmel pipe could also be an early endeavor in this project.


ITEM 3.  LEGAL PROCEEDINGS

The Company is currently involved in only one contractual dispute, involving legal proceedings, with a private Saskatchewan company, and the outcome of such proceeding, if adverse to the Company, would not be material and involves money damages only less than $25,000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT (CONTROL OF REGISTRANT)

         (a) Beneficial owners of five percent (5) or greater, of the Registrant's Common Stock and Warrants: No Preferred Stock is outstanding at the date of this offering. The following sets forth information with respect to ownership by holders of more than five percent (5%) of the Company's Common Stock known by the Company based upon 16,826,065 shares outstanding at May 20, 1999.


------------------------ ---------------------------------- ----------------------------------- ----------------------
Title of Class           Name Beneficial of Owner           Amount and Nature of Beneficial     Percent of Class
                                                            Ownership
------------------------ ---------------------------------- ----------------------------------- ----------------------
Common Stock             Y.S. Jasi Nikhanj                  1,500,000 Shares (1)                8.9%
                         320 Pumphill Cr. S.W. Calgary,
                         Alta T2V 4M1
------------------------ ---------------------------------- ----------------------------------- ----------------------


         (1) Includes 207,000 shares owned by spouse, Aski Nikhanj.

     b) The following sets forth information with respect to the Company's Common Stock beneficially owned by each Officer and Director,


---------------------- ----------------------------------- ------------------------------------ ----------------------
Title of Class         Name Beneficial of Owner            Amount and Nature of Beneficial      Percent of Class
                                                           Ownership
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Y.S. Jasi Nikhanj (1) Pres/Dir.     1,500,000 shares (1)                 8.9%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Ueli Schurch Dir.                   500,000 shares                       3.0%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Manish Bindal Dir                   80,000 shares (2)                    0.4%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Roland Kesselring V.P.              590,000 shares (3)                   3.5%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Raymond Lai V.P.                    285,000 shares (4)                   1.6%
---------------------- ----------------------------------- ------------------------------------ ----------------------

Total amount owned by officers and directors as a group.

---------------------- ----------------------------------- ------------------------------------ ----------------------
Title of Class         Name Beneficial of Owner            Amount and Nature of Beneficial      Percent of Class
                                                           Ownership
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Directors                           2,080,000 shares                     12.35%
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Officers                            2,375,000 shares                     14.1%
---------------------- ----------------------------------- ------------------------------------ ----------------------
---------------------- ----------------------------------- ------------------------------------ ----------------------
Common                 Combined                            2,955,000                            17.6%
---------------------- ----------------------------------- ------------------------------------ ----------------------


(1)      Includes 207,000 shares owned by spouse, Aski Nikhanj.
(2)      Includes 50,000 shares owned by spouse SehraBindal.

(3)      Includes 590,000 shares owned by spouse Manuela Kesselring.
(4)      Includes 195,000 shares owned by spouse, Amond Lai.

ITEM 5. (a) MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The Company's common stock is listed and traded on the Alberta Stock Exchange and is quoted in the National Quotation Bureau "Pink Sheets" when trades are made. The following table sets forth high and low closing prices of the Company's common stock for the three (3) years ended March 31, 1999, 1998, 1997, and for 1996 on the Alberta Stock Exchange as follows:

                                                      Closing
                                                     (Canadian $)
                                                High             Low
1999
         First Quarter                          1.19              0.50

1998
         First Quarter                          5.10              3.40
         Second Quarter                         4.00              2.95
         Third Quarter                          3.15              0.54
         Fourth Quarter                         0.85              0.30

1997
         First Quarter                          9.45              4.00
         Second Quarter                         7.45              5.25
         Third Quarter                          6.20              2.80
         Fourth Quarter                         3.85              3.30

1996
         First Quarter                          6.56              0.47
         Second Quarter                         8.10              4.51
         Third Quarter                          5.60              3.55
         Fourth Quarter                         5.25              3.50

The Company has been unable to obtain a reliable history of pink sheet activity.

(b) As of May 20, 1999, the Company had an estimated 900 shareholders of record of the common stock, including those held in brokerage accounts in "street name."

(c) No dividends on outstanding common stock have been paid within the last two fiscal years, and interim periods. The Company does not anticipate or intend upon paying dividends for the foreseeable future.


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Company's articles and bylaws with respect to the common shares of the Company.

Under the Investment Canada Act, the acquisition of certain "businesses" by "non-Canadians" or "Americans" are subject to review by Investment Canada, a federal agency, and will not be allowed unless they are found likely to be of "net benefit" to Canada. An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is CDN $5 million or more in the case of a "direct" acquisition or CDN $50 million or more in the case of an "indirect" acquisition. Under the Free Trade Agreement between Canada and the United States, an acquisition by an American is reviewable only if it involves the direct acquisition of a Canadian business with assets of CDN $160 million or more. If the foregoing thresholds are not reached, the acquisition of a Canadian business by a non-Canadian will not be subject to review unless it relates to Canada's cultural heritage or national identity. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion.


ITEM 7.  TAXATION

Certain Canadian Federal Income Tax Considerations

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of a common share by a holder (the "Holder") of one or more common shares who is resident in the United States of America and holds the common share as capital property. This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax
Act"), the regulations thereunder and all amendments to the Tax Act publicly proposed by the government of Canada to the date hereof. It is assumed that each such amendment will be enacted as proposed and there is no other relevant change in any governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a withholding tax on every dividend that is or is deemed to be paid or credited to him on his common shares. Under the Canada-United States Income Tax Convention (1980) (the "Treaty"), the rate of withholding tax is 10% of the gross amount of the dividend where the Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, and 15% in any other case. A Protocol amending the Treaty was ratified by the representatives of the Canadian and United States governments. Effective in December, 1995 one of the amendments in the Protocol reduces the 10% withholding rate on dividends to 6% in 1996 and 5% in 1997.

Under the Tax Act, a Holder will not be subject to Canadian tax on any capital gain realised on an actual or deemed disposition of a common share, including a deemed disposition at death, provided that he did not hold the common share as capital property used in carrying on a business in Canada, and that neither he nor persons with whom he did not deal at arm's length, alone or together, owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

A Holder who otherwise would be liable for Canadian tax in respect of a capital gain realised on an actual or deemed disposition of a common share will be relieved under the Treaty from such liability unless

         (1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or (1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or(1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or(1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or(1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or(1) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or

         (2)      the Holder

     (a) was resident in Canada for 120 months during any 20-year period preceding the disposition, and

     (b) was resident in Canada at any time during the 10 years immediately preceding the disposition, and

     (c) owned the common share when he ceased to be a resident of Canada

ITEM 8.  SELECTED FINANCIAL DATA

The selected financial data set forth below are derived from the accompanying audited financial statements of the Company to September 30, 1997. Financial statements of the Company included elsewhere herein should be read in conjunction with those financial statements and the footnotes thereto. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). For United States GAAP reconciliation, see attached financial statements and notes. Reference should also be made to
Item 9 Management's Discussion and Analysis of Financial Conditions and Results of Operations."

Selected Financial Information - reconciled to US GAAP(in Cdn $)



Income Statement Data:                                             1998 ($)                    1997 ($)
----------------------                                             --------                    --------
 Interest                                                           152,132                      28,702

Total Revenue                                                       152,132                      28,702
                                                                    -------                      ------
General & Administrative Expenses                                 1,358,156                     640,625
Exploration Costs Written Off                                     5,167,641                   4,835,171
Amortization                                                         27,082                      12,182
Other Expenses                                                       92,420                           0
Loss for the Period                                             (6,493,167)                 (5,459,276)
                                                                -----------                 -----------

Loss per  Share                                                      (0.47)                      (0.50)
                                                                     ------                      ------
Weighted Average Shares Outstanding                              13,911,958                  10,924,623
                                                                 ----------                  ----------
Balance Sheet Data:
Current Assets                                                    3,011,601                   6,729,786
Capital Assets                                                      155,645                      68,834
Mineral Properties & Deferred Exploration Costs                     219,000                     308,000
Total Assets                                                      3,386,246                   7,106,620
                                                                  ---------                   ---------
Current Liabilities                                               1,820,664                   1,117,428
Due to Related Parties                                                8,553                     231,243

Capital Stock                                                    21,834,820                  18,614,083
Deficit                                                        (20,277,791)                (12,856,134)
Total Equity & Liabilities                                        3,386,246                   7,106,620
                                                                  ---------                   ---------

Loss for the period and deficit as determined in accordance with Canadian GAAP differ from those determined in accordance with U.S. GAAP, due principally to the deferral under Canadian GAAP of exploration costs and the exclusion of compensation expense arising from the issue of options at a discount from their fair value. Under U.S. GAAP the exploration costs would have been expensed when incurred, and the compensation expense would have been recorded.



                                    Selected Financial Information for 5 Years (in Cdn$)
                                                Fiscal Year Ended March 31st

                                                     1996             1997              1998            1995             1994
                                                     ----             ----              -----          -----             ----
Interest                                            152,132          28,702                  0              0                0
Other                                                     0               0                  0         27,445                0
                                                          -               -                  -         ------                -

Total Revenue                                       152,132          28,702                  0         27,445                0
                                                    -------          ------                  -         ------                -
General & Administrative Expenses                 1,358,156         640,625            367,437        234,960                0
Exploration Costs Written Off                       561,500       1,506,392                  0      1,306,276        1,148,222
Amortization                                         27,082           12182              1,465              0                0
Other Expenses                                       92,420               0            100,000              0                0
Loss for the Period                             (1,887,026)     (2,130,497)          (468,902)                     (1,148,222)
                                                -----------     -----------          ---------                     -----------
                                                                                                   (1,513,791)
Loss per Share                                       (0.14)          (0.20)             (0.08)         (0.47)           (0.43)
                                                     ------          ------             ------         ------           ------
Weighted average shares outstanding              13,911,958      10,924,623          5,961,296      3,213,527        2,670,284
                                                 ----------      ----------          ---------      ---------        ---------
Balance Sheet Data:
Current Assets                                    3,011,601       6,729,786          1,510,715         11,438           50,642
Capital Assets                                      155,645          68,834             28,326        18,1542           18,940
Mineral Properties & Deferred                     8,957,965       4,440,824          1,065,975        185,328       1,506,5680
                                                  ---------       ---------          ---------        -------       ----------
Exploration Costs
Total Assets                                     12,125,211      11,239,444          2,605,016        214,920        1,576,150
                                                 ----------      ----------          ---------        -------        ---------
Current Liabilities                               1,820,664       1,117,428            338,189         41,074          330,886
Due to Related Parties                                8,553         231,243            207,346        490,013          647,521
Long Term Liabilities                                     0               0                  0         62,500           33,458
Capital Stock                                    19,265,652      16,973,405          7,011,616      4,104,566        3,533,727
Deficit                                         (8,969,658)     (7,082,632)        (4,952,135)                     (2,969,442)
                                                -----------     -----------        -----------                     -----------
                                                                                                   (4,483,233)
Total Equity & Liabilities                       12,125,211      11,239,444          2,605,016        214,920        1,576,150
                                                 ----------      ----------          ---------        -------        ---------




ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has no primary income source at this time. Funding for the Company's operation is mainly from private placements, options and warrant exercise. The following chart summarizes all the funding raised in the past 5 years.

RESULTS OF OPERATIONS

The Company has no primary income source at this time. All working capital is obtained from equity financing such as private placements, options and warrants exercising. The revenue reported in FY 1998 and FY 1997 is from interest earned from working capital invested in secured short-term money markets. The major expenditure for the Company is acquiring mineral properties and conducting exploration programs on those properties. These exploration expenditures are capitalized as intangible assets. If no economical mineral resource is found on a certain property after an extensive exploration program, the capitalized value is written off as an expense in the income statement. The Company also does not have any long-term debt. The only liability of the Company is accounts payable incurred during its on-going exploration operations. The amounts due to related parties are mainly funds advanced from the Directors and Officers to the Company when the Company is short in funding. Such debt is non interest bearing and has no fixed terms of repayment.

CHANGES IN FINANCIAL CONDITION AS AT MARCH 31, 1998

At year-end 1998 the Company's assets increased to $12,125,211 compared to $11,239,444 at the end of 1997. The increase was a result of increased expenditures for the acquisition and exploration of the Knife Lake Project in Canada.

The liabilities of the Company, nearly all of which are current liabilities, also increased significantly as a result of increased expenditures for prospect exploration. At year-end 1998, current liabilities were $1,820,664, an increase of 63% over the 1997 year end liabilities of $1,117,428.

The Company's deficit at year-end 1998 was $8,969,658, an increase of 27% over the 1997 deficit of $7,082,632. The deficit will continue to increase as a result of the Company's continuing effort to explore for economical mineral resources. Consequently, additional funding from equity financing is essential for the Company to continue its exploration efforts until it has found one or more economical mineral resources in its mineral properties.

Comparison of Results of Operation for the Fiscal Years Ended March 31, 1998 and 1997

The Company had no operating revenue in either 1998 or 1997 except interest income from working capital invested in secured short-term money markets.

The Company incurred operating expenses, most of which are Exploration expenditures, totaling $5,078,641 in 1998 as compared to $4,881,241 in 1997. Exploration Costs Written Off were $561,500 in 1998 a decrease of $944,892 from $1,506,392 in 1997. The Company had a decrease in operating losses to $1,887,026 in 1998 from $2,130,497 in 1997.

The other major item in the operating expenses is General and Administrative costs which increased in 1998 to $1,358,156 from $640,625 in 1997. The increase is mainly due to additional legal expenses pertaining to several legal proceedings against the Company, increase in advertising and promotional expenses, travel expenses and costs pertaining to private placement activities.

The per-share loss amounted to $0.17 in 1998 as compared to $0.20 in 1997.

Comparison  of Results of  Operations  for Fiscal Years Ended March 31, 1997 and
1996

During the fiscal year ended March 31, 1997, the Company realized a net loss on operations of $2,130,497 ($0.20/share) compared to $468,902 ($0.08/share) for the fiscal year ended March 31, 1996. The large loss in 1997 was as a result of a $1,506,392 write off of Exploration Costs incurred in mineral properties abandoned by the Company.

Exploration expenditure in 1997 was $4,881,241, an increase of $3,815,266 from $1,065,975 in 1996,as the Company secured enough funding to finance several exploration projects.

General and Administrative expenses were $640,625 in 1997 compared to $368,902 in 1996. The increase of $271,723 is mainly due to the increase in exploration activities in 1997 which resulted in more employees being hired and more traveling and advertising and promotional expenses.

Results of Operations for the Nine Month Period Ended December 31, 1998 as Compared to the Same Period Ended December 31, 1997

For the nine-month periods ended December 31, 1998 and 1997 the Company had no operating revenue. The Company had interest income in the period ended December 31, 1998 of $43,497 as compared to $69,146 in 1997.

The Company incurred operating expenses for the nine-month period of $462,621 in 1998 and $607,900 in 1997. The net loss from operations for the nine-month period was $419,124 in 1998 and $538,754 in 1997. The decrease in losses was due to a decrease in exploration costs incurred on the Knife Lake prospect.

LIQUIDITY AND CAPITAL RESOURCES

         The principal sources of funding for the Company's operation in the past 5 years have been issuance of securities for cash and as consideration for certain acquisitions, exercise of director and employee stock options and loans from directors and officers.

         The following chart summarizes all capital funding raised in the past five years.


                                                  FUNDING SUMMARY
                                            FROM APRIL 1995 TO MARCH 99


----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        Year                                                Total Shares Issued          Share Price        Total Amount
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

         1995                 Private Placement                           1,150,000              $1.65             $1,900,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                             Exercise of Options                            543,000              $0.47               $255,750
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1995 Total                               1,693,000              $1.27             $2,155,750
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
         1996                 Private Placement                           1,000,000              $3.90             $3,900,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                Flow Through                                425,000              $4.70             $1,997,500
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                             Exercise of Options                            628,000              $2.63             $1,652,200
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                            Exercise of Warrants                            950,000              $1.58             $1,502,500
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1996 Total                               3,003,000              $3.01             $9,052,200
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        1997                  Private Placement                           1,288,000              $3.90             $5,023,200
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                              Private Placement                             472,000              $4.55             $2,147,600
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                             Exercise of Options                            195,000              $3.90               $760,500
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                            Exercise of Warrants                             75,000              $4.12               $309,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1997 Total                               2,030,000              $4.06             $8,240,300
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        1998                  Private Placement                             260,000              $3.40               $884,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1998 Total                                 260,000              $3.40               $884,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------

----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
        1999                  Private Placement                           2,000,000              $0.35               $700,000
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
    (up to March)            Exercise of Options                            687,000              $0.43               $295,410
    -------------
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------
                                 1999 Total                               2,687,000              $0.37               $995,410
----------------------- ------------------------------ ----------------------------- ------------------ ----------------------


         The principal uncertainty that could affect the Company's liquidity is the Capital Markets interest or lack thereof in Mining Industry which is beyond the control of the Company.

         On a short term basis, the Company is planning to raise $1 million in 1999 through private placements and the exercise of options and warrants which is expected to cover all its 1999 exploration programs in Knife Lake, Canada and Karmel Project, S. Africa. There is no assurance that funds will be raised.

         On a long-term basis, the Company does not have any assured certain source of additional working capital and the continuation of operations is subject to its ability to raise more equity money and its success in the exploration of the Knife Lake and Karmel Projects.

Impact of the Year 2000

The year 2000 issue arises from computer systems using two digit date fields rather that four to refer to a particular year. This means that a computer system might not properly recognize "00" as the Year 2000, but instead as the Year 1900, which could result in operational and financial disruption, and possibly systems failures. The Company is taking appropriate steps to identify and remediate the Year 2000 issue before the end of 1999, and does not expect the costs of these efforts to be material. The Company does not believe that there will be an adverse effect on its business, operating results or financial position as a result of the Year 2000 Issue. However, there can be no assurance that the Year 2000 readiness efforts by the Company's suppliers and business partners will be successful, therefore it remains uncertain to what extent, if any, the Company may be affected.

ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY

         The names, residences, terms, and periods of service within the past five years of each of the directors and executive officers of the Company are as follows:


                                         Position
Name and                                 Within                                       Period of Service
Residence                                the Company              Term
Present Occupations and

Yashvir (Jasi) Nikhanj 1,2               President and Director   Annual              1987 to date
Calgary, Alberta

Ulrich Schurch1                          Director                 Annual              1996 to date
Switzerland

Manish Bindal 2                          Secretary and director   Annual              1996 to date
Calgary, Alberta

Raymond Lai1                             Vice president Finance   Annual              1996 to date
Calgary, Alberta

Roland Kesselring 2                      Vice president           Annual              1997
Switzerland                              Corporate Affairs


1    Member of the audit committee.
2    Member of Nomination and Compensation Committee.

Mr. Nikhanj, age 53, has been President and director of the Registrant since 1987. He obtained a Bachelor of Science in Geology from Ranchi University, Bikar, India in 1968. He received a MSc in Earth Sciences from Massachusetts Institute of Technology in 1970 and a MSc in Applied Geology from McGill University in 1972. He also has been President and principal shareholder of Nikhanj and Associates Consulting of Calgary, Canada since 1975.

Mr. Schurch, age 37, is a director of the Registrant. He received a Commercial Diploma as a banker in 1981 in Switzerland. In 1993, he received a "Diplomaster" betribsokonom BVS" in Switzerland at St. Grallen. From 1992 to 1996, he was Vice President and a partner at Moscom Finary in Zurich, Switzerland. From 1996 to 1998, he was President and Partner of Schwich Asset Management BmDH, St Gallen, Switzerland. From 1998 to date he has been with Credit Swisse Zurich as a Portfolio Manager - Special Mandates.

Mr. Bindal, age 35, is a director and General Counsel to the Company. Mr. Bindal received a Bachelor of Science in 1984 and a Bachelor of Law in 1987 from Kurukashetra University in India. From August 1987 to May 1991 Mr. Bindal was engaged in private practice of law at Chandigarh, India. From May 1991 to September 1994 Mr. Bindal was a law student in Calgary, Canada. He was employed as a student-at-law at the firm of Howard Mackie, Nova Corp. and Alberta Securities Commission from October 1994 to October 1995. He has been in private law practice since November, 1995. Other than the Registrant, Mr. Bindal has been a director of Canex Energy, Inc. and Aspen Energy Corp., both oil and gas companies listed on the Albert Stock Exchange.

Mr. Lai, age 48, is Vice President of Finance and Administration for the Registrant and has been since 1995. Mr. Lai received his B.Sc. degree in 1971 from the University of Calgary. He became a Certified Management Accountant in 1979. From 1993 to 1995, Mr. Lai was controller of Mission Packaging, Inc. in Calgary.

Mr. Kesselring, age 36, is V.P Corporate Affairs - Europe since 1996. He completed Banking School in Switzerland in 1982. He is CEO of Mascon Finance, Ltd. of Ermatingen, Switzerland and has been since 1995 a Managing Director. From April 1992 to 1995, he was a Managing Director at the institutional sales desk of Swiss Bank Corp. Zurich, Switzerland.

The directors of the Company are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced. Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next annual general meeting at which time they may be re-elected or replaced. The senior officers are appointed by the board and hold office indefinitely at the pleasure of the board.

Within the five years proceeding the date of this filing document, none of the directors, officers or promoters of the Company have been a director, officer or promoter of other reporting companies other than as follows:

         Mr. Bindal has been a director of Canex Energy, Inc. and Aspen Energy Corp., both oil and gas companies listed on the Alberta Stock Exchange, since 1996.

No director, officer or promoter of the Company has, within the ten years preceding the date of this filing document, been the subject of any penalties or sanctions by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly-traded company or involving theft or fraud, other than as follows:

         In 1996, Mr. Nikhanj entered into a Settlement Agreement and Understanding with the Alberta Securities Commission because he had not timely filed insider reports for purchases and sales of shares in Leader Mining International with the Alberta Securities Commission. The Settlement resulting in a $5,000 penalty and the Agreement to be diligent in complying with the responsibility to report trades.

         There are no understandings or arrangements pursuant to which any officers or director was selected or appointed to such position.

         (b)  Identification of Certain Significant Employees.

         There are no employees other than the executive officers disclosed above who make, or are expected to make, significant contributions to the business of the Company, the disclosure of which would be material.

         (c) Family Relationships. Spouses of Yashvir (Jasi) Nikhanj and Raymond
Lai  are  currently   employed  on  a  part  time  basis  with  the  Company  in non-executive positions.


ITEM 11.   COMPENSATION OF OFFICERS AND DIRECTORS

         (a)  Cash Compensation.

                  Compensation paid by the Company for all services provided during the fiscal year ended December 31, 1998, (1) to each of the Company's five most highly compensated executive officers whose cash compensation exceeded $30,000 and (2) to all officers as a group is set forth below under directors.



                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES
                                            Annual Compensation                         Awards
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Name and Principal         Year        Salary ($)     Bonus ($)    Other Annual            Restricted Stock   Securities Underlying
Position                                                           Compensation ($)        Award(s)($)        Options/SARs(#)
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Y.S. Jasi Nikhanj          1998        0              0            120,000 (1)             0                  250,000 shares
President and Director
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1997        0              0            120,000 (1)             0                  355,000 shares
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1996        0              0            120,000 (1)             0                  0
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================

========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Manish Bindal              1998        0              0            37,200 (2)              0                  50,000 shares
Secretary and Director
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1997        0              0            37,200 (2)              0                  25,000 shares
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1996        0              0            37,200 (2)              0                  0
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================

========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Raymond Lai                1998        60,000         0            0                       0                  50,000 shares
V.P. Finance &
Administration
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1997        60,000         0            0                       0                  25,000 shares
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1996        36,000         0            0                       0                  0
========================== ----------- -------------- ------------ ----------------------- ------------------ ======================

========================== ----------- -------------- ------------ ----------------------- ------------------ ======================
Roland Kesselring          1998        0              0            0                       50,000 shares      75,000 shares
V.P. Corporate
Affairs-Europe
                           ----------- -------------- ------------ ----------------------- ------------------ ======================
                           1997        0              0            0                       $175,000           175,000 shares
                           =========== ============== ============ ======================= ================== ======================
                           1996        0              0            0                       0                  0
========================== =========== ============== ============ ======================= ================== ======================


         (1) Paid as consulting  fees to Nikhanj and  Associates  Geoconsulting.
         (2) Paid as legal fees for services.

(b)      Compensation Pursuant to Plans.
             None.

(c)      Other Compensation.
             None.  No stock appreciation rights or warrants exist to management

(d)      Compensation of Directors.

            Each member of the Board of Directors of the Company receives $500.00 plus reasonable outside travel expenses for each Board meeting he attends and for each Committee meeting he attends during the fiscal year. Directors who are also officers of the Company receive no compensation for services as a director.

             Compensation paid by the Company for all services provided during the fiscal year ended December 31, 1998, (1) to each of the Company's directors whose cash compensation exceeded $30,000 and (2) to all directors as a group is set forth below:


                  DIRECTOR'S COMPENSATION FOR LAST FISCAL YEAR

(Except for compensation of Officers who are also Directors whose Compensation is listed in Summary Compensation Table of Executives)

                                    Cash Compensation                  Security Grants
======================= --------------------- ------------------ --------------------- ----------------- =========================
         Name                                                                                            Number of Securities
                        Annual Retainer       Meeting Fees       Consulting Fees/      Number of         Underlying Options/SARs
                        Fees ($)              ($)                Other Fees ($)        Shares (#)        (#)
======================= --------------------- ------------------ --------------------- ----------------- =========================
A. Director                      0                     0                  0                60,000                 320,000 shares
Ulrich Schurch
======================= --------------------- ------------------ --------------------- ----------------- =========================
B. Director                      0                     0                  0                     0                 0
Y.S. Nikhanj
----------------------- --------------------- ------------------ --------------------- ----------------- -------------------------
C. Director                      0                     0                  0                     0                 0
Manish Bindal
----------------------- --------------------- ------------------ --------------------- ----------------- -------------------------


         (e)  Termination of Employment and Change of Control Arrangements.
                None

(f)      Stock Option Plan

         The Company has adopted a stock option plan covering officers, consultants, key employees. The plan is administered by the Board of Directors and is limited to 10% of the total outstanding shares, in the aggregate, except if approval is granted by the Alberta Stock Exchange (the "Exchange). Option prices shall not be lower than the market price of the shares on the date of grant of the option less the maximum discount permitted under the By-Laws and policies of the Alberta Stock Exchange. The options may be granted by the Board under provisions which may be established by the Board of Directors from time to time. The options may not be granted for an exercise period of more than five years.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

Stock Options

The Company has, from time to time, granted stock options to purchase common shares to its directors and employees. The options have been granted on various terms resulting from negotiation between the Company and such persons and the exercise price per share was based on the average trading price of the Company's shares pursuant to the policies of the Alberta Stock Exchange (the "Exchange"). The exercise price for all options currently issued by the Company is equal to or in excess of the market price of the Company's stock at the date of issuance less the maximum discount permitted under the by-laws and polices of The Alberta Stock Exchange (or any stock exchange on which the Shares are then listed). The options are non-assignable and have been granted as incentives and not in lieu of any compensation for services. As at May 15, 1999 the Company has granted outstanding options to its directors and employees to purchase an aggregate of 1,675,000 common shares as follows:



                                                  Share               Price                         Amount
------------------------------------------ ---------------------- ------------------------- ------------------------
Outstanding Options                                      475,000  $0.43                                    $204,250
------------------------------------------ ---------------------- ------------------------- ------------------------
                                                         250,000  $0.35                                     $87,500
------------------------------------------ ---------------------- ------------------------- ------------------------
                                                         950,000  $0.50                                    $475,000
------------------------------------------ ---------------------- ------------------------- ------------------------
Total Options                                          1,675,000                                           $766,750
------------------------------------------ ---------------------- ------------------------- ------------------------

------------------------------------------ ---------------------- ------------------------- ------------------------
Outstanding Warrants                                   1,000,000  $0.45                                    $450,000
------------------------------------------ ---------------------- ------------------------- ------------------------
Total Options & Warrants                               2,675,000                                         $1,216,750
------------------------------------------ ---------------------- ------------------------- ------------------------


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The directors, senior officers, holders of greater than 10% of the common shares of the Company and any associate or affiliate of such persons of the Company have no other interest in any material transactions in which the Company has participated in the preceding year or intends to participate in at this time, except as follows:

          a) Y.S. (Jasi) Nikhanj, President and a Director, has a consulting Agreement through his company, Nikhanj and Associates Geo Consulting, by which he provides his services as President and Director to manage the Company and exploration and development of prospects for the Company for a fee of $10,000 per month. Mr. Nikhanj is not paid a salary or other compensation as an officer or Director. In 1998, $13,500 was paid as bonuses.

         b) The Company advanced the President $348,225 as a short-term loan. Interest was charged on the loan at bank prime plus one percent. These advances were repaid in full during the year.

         c) Directors received 117,000 shares during the year in settlement of performance bonuses (1997 - cash payments $257,250 and 5,000 shares). These bonuses were approved by the Board of Directors.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

         The Company is authorized to issue an unlimited number of Common Shares without nominal or par value, and an unlimited number of Preferred Shares, issuable in series, of which, as at the date hereof, 14,131,565 Common Shares and no Preferred Shares are issued and outstanding as fully-paid and non-assessable.

         Common Shares

         The holders of Common Shares are entitled to dividends if, as and when declared by the directors, to one (1) vote per share at meetings of the holders of Common Shares of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares. All of the Common Shares to be outstanding upon completion of this offering will be fully-paid and non-assessable.

         Preferred Shares

         The Preferred Shares may be issued from time to time in one or more series. each series consisting of a number of Preferred Shares as determined by the board of directors of the Company who may also fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. There are no Preferred Shares issued and outstanding.

         The Preferred Shares of each series shall, with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

         Transfer Agent

         The transfer agent for the company shares is Montreal Trust, 600, 530-8th Avenue SW, Calgary, Alberta T2P3S8 (403) 267-6872.

                                    PART III

         ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         There have been no defaults by the Company upon Senior Securities during the fiscal year 1995 to date of this registration statement.

         ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         There have been no changes in securities or changes in security for registered securities to date of this registration statement other than a one for four consolidation of common shares in 1994.


                                     PART IV

         ITEM 17. FINANCIAL STATEMENTS

                  The following documents are filed as a part of this report:

                  1) Financial Statements: (See Financial Exhibits Index below and Financial Exhibits furnished as Pages F-1 through F-20).


                  2)  Financial Statement Schedules:  None

         ITEM 18.  NOT APPLICABLE.


         ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

         a)       INDEX TO FINANCIAL STATEMENTS
                  AND SUPPORTING SCHEDULES

                                                                            Page

         Reports of Independent Public Accountants                           F-2

         I.  Financial Statements:

                  Consolidated Balance Sheets at March 31,
                   1997, 1998 and Dec. 31, 1998 (unaudited)                  F-3
                  Consolidated Statements of Loss & Deficit for
                   the period ended March 31, 1996, 1997, 1998,
                   and Dec. 31, 1998 (unaudited)                             F-4
                  Statement of Cash Flows for the period ended
                   March 31, 1996, 1997, 1998, and Dec. 31, 1998
                   (unaudited)                                         F-5 - F-6
                  Notes to Consolidated Financial Statements          F-7 - F-19

                                      INDEX
                                   SK EXHIBITS
                                                                         Page
         1.0               None
         2.0               None
         3.1               Certificate of Incorporation -                     48
                           Articles of Incorporation of  Durga
                           Resources, Ltd                                     48
         3.2               Articles of Amalgamation March 31, 1993            53
         3.3               Statutory Declaration March 31, 1993               56
         3.4               Articles of Amendment September 24, 1993           58
         3.5               Articles of Amendment July 18, 1994                60
         3.6               Articles of Amendment July 25, 1994                62
         3.7               Certificate of Dissolution September 1, 1996       64
         3.8               Certificate of Revival September 17, 1996          66
         3.9               Certificate of Amendment July 25 1994              68
         3.10              Certificate of Amendment -July 18, 1994
                           to Leader Mining International, Inc.               70
         3.11              Certificate of Amendment September 24, 1993        72
         3.12              Certificate of Amendment Amalgamation
                           March 31, 1993                                     74
         3.13              Articles of Revival September 16, 1996             76
         3.14              Bylaws #1                                          79
         3.15              Bylaws #2                                          97
         10.1              Knife Lake Agreement (Copper Quest, Inc.
                           & Leader Mining)                                   P
         10.2              Knife Lake Agreement (Consolidated Pine
                           Channel Gold Corp. and Leader Mining)              P
         10.3              Renewal of Mineral Lease ML 5269                   P
         10.4              Optional/Joint Venture Agreement (Reader Mining
                           and Karmel
                           Diamond Holdings, LTD and Poplar Resources, Ltd.)  P
         19.1              Stock Option Plan                                 100

         (P) Documents which fall under the Hardship Exemption Rule 202 (Reg. S-T) for filing in paper format with Form SE.

         C)  SUPPLEMENTAL INFORMATION

                           Table 1          Leases in Saskatchewan

                           Table 2          Schedule of Lease Area South Africa

                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         DATED:  June 24, 1999

                                             LEADER MINING INTERNATIONAL, INC.

                                            By:  Y.S. Nikhanj
                                                ------------------------------
                                                 President


                                             Directors:


                                             /s/ Manish Bindal
                                             ---------------------------------
                                             Secretary and Director



                                             /s/ Ulrich Schurch
                                             ---------------------------------
                                             Director



                                             /s/ Y.S. Nikhanj
                                             ---------------------------------
                                             Director



                                             /s/ Raymond Lai
                                             ---------------------------------
                                             Vice President of Finance



                                             /s/ Roland Kesselring
                                             ---------------------------------
                                             Vice President of Corporate Affairs

                        Leader Mining International Inc.


                        Consolidated Financial Statements
             For the three years ended March 31, 1998, 1997 and 1996

                         (expressed in Canadian dollars)

Auditors' Report

To the Shareholders of Leader Mining International Inc.


We have audited the consolidated balance sheets of Leader Mining International Inc. as at March 31, 1998 and 1997 and the consolidated statements of loss and deficit and cash flows for the three years ended March 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1998 and 1997 and the results of its operations and its cash flows for the three years then ended in accordance with accounting principles generally accepted in Canada.


/s/ Coopers & Lybrand
Chartered Accountants
Calgary, Alberta, Canada
June 12, 1998, except for note 7(b)
  which is of July 7, 1998


Leader Mining International, Inc.
Consolidated Balance Sheets
(expressed in Canadian dollars)

                                                                       December 31,            March 31,            March 31,
                                                                               1998                 1998                 1997
                                                                                  $                    $                    $
                                                                        (Unaudited)
Assets

Current assets

Cash and short-term deposits                                                388,818            2,724,319            6,250,389
Accounts receivable                                                          10,314               15,214                3,214
Goods and Services Tax receivable                                            12,982              136,662              196,700
Subscription receivable                                                                                               136,500
Deposits and prepaid expenses                                               349,574              135,406              142,983
                                                                 -------------------   ------------------   ------------------

                                                                            761,688            3,011,601            6,729,786

Capital assets (note 3)                                                     157,816              155,645               68,834

Mineral properties and deferred exploration costs (note 4)
                                                                          9,548,034            8,957,965            4,440,824
                                                                 -------------------   ------------------   ------------------

                                                                         10,467,538           12,125,211           11,239,444
                                                                 -------------------   ------------------   ------------------

Liabilities

Current liabilities

Accounts payable and accrued liabilities                                     73,094            1,820,664            1,117,428
Due to related parties (note 5)                                             112,764                8,553              231,243
                                                                 -------------------   ------------------   ------------------

                                                                            185,858            1,829,217            1,348,671
                                                                 -------------------   ------------------   ------------------

Shareholders' Equity

Capital stock (note 6)                                                   19,670,462           19,265,652           16,973,405

Deficit                                                                 (9,388,782)          (8,969,658)          (7,082,632)
                                                                 -------------------   ------------------   ------------------

                                                                         10,281,680           10,295,994            9,890,773
                                                                 -------------------   ------------------   ------------------

                                                                         10,467,538           12,125,211           11,239,444
                                                                 -------------------   ------------------   ------------------

Commitments and contingencies (note 7)

Subsequent events (note 10)


The accompanying notes are an integral part of these financial statements



Leader Mining International, Inc.
Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)

                                                           Nine months
                                                                 ended                                             Year ended
                                                     ------------------ -----------------      -------------       -----------
                                                          December 31,         March 31,          March 31,         March 31,
                                                                  1998              1998               1997              1996
                                                                     $                 $                  $                 $
                                                           (Unaudited)

Revenue

Interest                                                        43,497           152,132             28,702                 -
                                                     ------------------ -----------------  ----------------- -----------------

Expenses

General and administrative                                     462,621         1,358,156            640,618           367,437
Exploration costs written off (note 4)                               -           561,500          1,506,392                 -
Provision for site restoration and abandonment
      costs                                                          -            68,250                  -           100,000

Amortization                                                         -            27,082             12,189             1,465
Loss on disposal of capital assets                                   -            24,170                  -                 -
                                                     ------------------ -----------------  ----------------- -----------------

                                                               462,621         2,039,158          2,159,199           468,902
                                                     ------------------ -----------------  ----------------- -----------------

Net loss for the period                                        419,124         1,887,026          2,130,497           468,902

Deficit - Beginning of period                                8,969,658         7,082,632          4,952,135         4,483,233
                                                     ------------------ -----------------  ----------------- -----------------

Deficit - End of period                                      9,388,782         8,969,658          7,082,632         4,952,135
                                                     ------------------ -----------------  ----------------- -----------------

Loss per share                                                    0.03              0.14               0.20              0.08
                                                     ------------------ -----------------  ----------------- -----------------



The accompanying notes are an integral part of these financial statements



Leader Mining International, Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

                                                           Nine months
                                                                 ended                                             Year ended
                                                     ------------------ -----------------      --------------      -------------

                                                          December 31,         March 31,          March 31,         March 31,
                                                                  1998              1998               1997              1996
                                                                     $                 $                  $                 $
                                                           (Unaudited)
Cash provided by (used in)

Operating activities

Net loss for the period                                      (419,124)       (1,887,026)        (2,130,497)         (468,902)
Items not affecting cash -
      Exploration costs written off                                  -           561,500          1,506,392                 -
      Amortization                                                   -            27,082             12,189             1,465
      Loss on disposal of capital assets                             -            24,170                  -                 -
      Provision for site restoration and
           abandonment costs                                         -            68,250                  -           100,000

      Employee bonuses paid in shares                        (111,300)           529,500             18,500            15,050
                                                     ------------------ -----------------  ----------------- -----------------

                                                             (530,424)         (676,524)          (593,416)         (352,387)
Change in non-cash working capital balances (note
      11)                                                  (1,608,158)           690,601            606,032           945,906
                                                     ------------------ -----------------  ----------------- -----------------


                                                           (2,138,582)            14,077             12,616           593,519
                                                     ------------------ -----------------  ----------------- -----------------

Financing activities

Issuance of common shares, net of issue costs                  291,110         1,636,998         10,721,305         1,870,750
Net payments made from (to) related parties                    104,211         (222,690)             23,897         (282,667)
Repayment of convertible promissory notes                            -                 -                  -          (62,500)
                                                     ------------------ -----------------  ----------------- -----------------

                                                               395,321         1,414,308         10,745,202         1,525,583
                                                     ------------------ -----------------  ----------------- -----------------

Investing activities

Mineral properties and deferred exploration costs            (590,069)       (4,816,392)        (5,685,757)         (867,653)
Purchase of capital assets                                     (2,171)         (145,163)           (52,697)          (24,631)
Proceeds on disposal of capital assets                               -             7,100                  -                 -
                                                     ------------------ -----------------  ----------------- -----------------

                                                             (592,240)       (4,954,455)        (5,738,454)         (892,284)
                                                     ------------------ -----------------  ----------------- -----------------

Increase (decrease) in cash                                (2,335,501)       (3,526,070)          5,019,364         1,226,818

Cash and short-term deposits -  Beginning of period
                                                             2,724,319         6,250,389          1,231,025             4,207
                                                     ------------------ -----------------  ----------------- -----------------

Cash and short-term deposits - End of period
                                                               388,818         2,724,319          6,250,389         1,231,025
                                                     ------------------ -----------------  ----------------- -----------------




Leader Mining International, Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)


Non-cash financing activities
Issue of shares for
      Finders' fees                                                              262,249             61,250
      Property acquisition                                           -                 -             35,000                 -
                                                     ------------------ -----------------  ----------------- -----------------

                                                                     -           262,249             96,250                 -
                                                     ------------------ -----------------  ----------------- -----------------

Non-cash investing activities

Exploration expenditures                                             -         (262,249)           (96,250)                 -
                                                     ------------------ -----------------  ----------------- -----------------


The accompanying notes are an integral part of these financial statements

      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited (expressed in Canadian dollars)


      1. Nature of operations

      The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written-off and do not necessarily represent present or future values.

      2. Significant accounting policies

      Interim financial statements

      The financial information as of and for the nine months ended December 31, 1998 is unaudited, but in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information.

      Accounting principles

      These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles conform, in all material respects applicable to the Company, with accounting principles generally accepted in the United States ("US GAAP") except as described in note 12.

      Basis of presentation

      These consolidated financial statements include the results of the Company's wholly owned United States inactive subsidiaries, Durvada Resources Inc. and Durga Resources Inc.

      Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

      Mineral properties and deferred exploration costs

      Acquisition and exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are abandoned or sold or management determines that a mineral property is no longer economically viable, at which time the deferred costs are written-off.

      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited (expressed in Canadian dollars)


2.    Significant accounting policies (cont'd)

      Cash

      Cash and short-term deposits mature within 90 days of the original date of acquisition. In order to limit its exposure, the Company deposits its funds with large financial institutions.

      Capital assets

      Capital assets are recorded at cost. Amortization is provided on a declining balance basis based on the estimated useful life of the assets at the following annual rates:

           Computer equipment                                         30%
           Furniture and fixtures                                     20%
           Vehicle                                                    30%
           Camp equipment                                             20%
           Field office building                                       4%

      Subscriptions receivable

      Subscriptions receivable from employees, officers or directors of the Company are recorded as assets of the Company when collectibility of the receivable is reasonably assured. When collectibility is not reasonably assured, the amount receivable is offset against issued share capital.

      Subscriptions receivable from third parties are offset against issued share capital.

      Foreign currency translation

      The Company follows the temporal method of translation whereby all monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and exploration expenditures are translated at the rates prevailing when they are acquired or incurred.

      Per share information

      Loss per share has been calculated using the weighted average method.

      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited (expressed in Canadian dollars)


      3. Capital assets

                                                                                                                   December 31,
                                                                                                                           1998
                                                                                                                    (Unaudited)
                                                                  ------------------------------------------------------------
                                                                                             Accumulated
                                                                                Cost        amortization                  Net
                                                                                   $                   $                    $

      Computer equipment                                                      38,424              13,324               25,100
      Vehicle                                                                 21,843              11,140               10,703
      Furniture and fixtures                                                  31,299              18,471               12,828
      Camp equipment                                                           8,600               3,095                5,505
      Field office building                                                  108,000               4,320              103,680
                                                                  -------------------  ------------------  -------------------

                                                                             208,166              50,350              157,816
                                                                  -------------------  ------------------  -------------------


                                                                                                               March 31, 1998
                                                              ----------------------------------------------------------------

                                                                                           Accumulated
                                                                            Cost          amortization                    Net
                                                                               $                     $                      $

      Computer equipment                                                  38,424                13,324                 25,100
      Vehicle                                                             21,843                11,140                 10,703
      Furniture and fixtures                                              29,128                18,471                 10,657
      Camp equipment                                                       8,600                 3,095                  5,505
      Field office building                                              108,000                 4,320                103,680
                                                              -------------------    ------------------     ------------------

                                                                         205,995                50,350                155,645
                                                              -------------------    ------------------     ------------------


                                                                                                               March 31, 1997
                                                              ----------------------------------------------------------------

                                                                                           Accumulated
                                                                            Cost          amortization                    Net
                                                                               $                     $                      $

      Computer equipment                                                   7,678                 2,569                  5,109
      Vehicle                                                             21,843                 6,552                 15,291
      Furniture and fixtures                                              22,713                15,807                  6,906
      Camp equipment                                                      43,248                 1,720                 41,528
                                                              -------------------    ------------------     ------------------

                                                                          95,482                26,648                 68,834
                                                              -------------------    ------------------     ------------------


      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited (expressed in Canadian dollars)


      4. Mineral properties and deferred exploration costs

                                                                     December 31,             March 31,             March 31,
                                                                             1998                  1998                  1997
                                                                                $                     $                     $
                                                                      (Unaudited)
      (a)  Balance - Beginning of period                                8,957,965             4,440,824             1,065,975

           Expenditures capitalized in the period -
                Acquisition of mineral properties                          25,000                70,000               219,000
                Exploration costs                                         565,069             5,008,641             5,563,007
                Tax effect of flow-through shares (note
                      6(c))                                                     -                     -             (900,766)
                                                               -------------------    ------------------    ------------------


                                                                          590,069             5,078,641             4,881,241

           Less:  Exploration costs written off                                 -             (561,500)           (1,506,392)
                                                               -------------------    ------------------    ------------------
                                                                          590,069             4,517,141             3,374,849
                                                               -------------------    ------------------    ------------------
           Balance - End of period                                      9,548,034             8,957,965             4,440,824
                                                               ===================    ==================    ==================

      (b) The breakdown of mineral properties and deferred exploration costs by property is as follows:


                                                                                                                 December 31,
                                                                                                                         1998
                                                                                                                  (Unaudited)
                                                               ---------------------------------------------------------------
                                                                                              Deferred
                                                                         Mineral           exploration
                                                                      properties                 costs                  Total
                                                                               $                     $                      $

           Knife Lake, Saskatchewan                                       85,000             7,658,585              7,743,585
           Nettogami Lake, Ontario                                        65,000             1,277,978              1,342,978
           Cody Township, Ontario                                                              224,354                224,354
           Other                                                          94,000               143,117                237,117
                                                               ------------------    ------------------    -------------------

                                                                         244,000             9,304,034              9,548,034
                                                               ------------------    ------------------    -------------------


      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited (expressed in Canadian dollars)


4.    Mineral properties and deferred exploration costs (cont'd)

                                                                                                               March 31, 1998
                                                              ----------------------------------------------------------------
                                                                                              Deferred
                                                                         Mineral           exploration
                                                                      properties                 costs                  Total
                                                                               $                     $                      $

           Knife Lake, Saskatchewan                                       85,000             7,093,516              7,178,516
           Nettogami Lake, Ontario                                        65,000             1,277,978              1,342,978
           Cody Township, Ontario                                                              224,354                224,354
           Other                                                          69,000               143,117                212,117
                                                              -------------------    ------------------     ------------------

                                                                         219,000             8,738,965              8,957,965
                                                              -------------------    ------------------     ------------------

                                                                                                              March 31, 1997
                                                              ----------------------------------------------------------------

                                                                                              Deferred
                                                                         Mineral           exploration
                                                                      properties                 costs                  Total
                                                                               $                     $                      $

           Knife Lake, Saskatchewan                                       30,000             2,709,763              2,739,763
           Nettogami Lake, Ontario                                        65,000             1,199,546              1,264,546
           Nighthawk Lake, Ontario                                       149,000                52,928                201,928
           Other                                                          64,000               170,587                234,587
                                                              -------------------    ------------------     ------------------

                                                                         308,000             4,132,824              4,440,824
                                                              -------------------    ------------------     ------------------



      (c) During fiscal year 1998, the Company wrote off $561,000 (1997 - $137,930) of exploration costs relating to properties on which no further exploration activities are planned.

      (d) In March, 1998, to consolidate a strategic land position in Voisey Bay, Labrador, the Company entered into three separate agreements to acquire interests in certain mineral claims. To acquire these interests, the Company must make total cash payments of $45,000 and incur a total of up to $2,750,000 over the next four years.

      (e) During fiscal year 1998, the Company capitalized $94,500 (1997 - $120,000) of geological consulting services.

      (f) In February 1997, the Company signed an agreement to acquire a 90% interest in mineral claims at Pistol Lake, near Knife Lake, Saskatchewan, for 10,000 shares and $1,500,000 in exploration expenditures, of which $150,000 must be spent in the first year. The Company met the $150,000 commitment in fiscal 1997.

      (g) During fiscal year 1997, the Company invested $1,092,303 in a gold exploration company to facilitate the acquisition of mineral properties in Peru and Honduras and incurred $276,159 of exploration expenditures in Peru. However, due diligence and exploration results determined that the properties were not economically viable and the properties were subsequently abandoned. The exploration costs and investment were written off in fiscal year 1997 and the Company is commencing legal action to recover these amounts.

      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited (expressed in Canadian dollars)


      5. Related party transactions

           (a)    Due to related parties
                                                                       December 31,            March 31,            March 31,
                                                                               1998                 1998                 1997
                                                                                  $                    $                    $
                                                                        (Unaudited)
           (i)     The Company's president and his wife                     108,266                4,055              226,745
           (ii) Other shareholders, directors                                 4,498                4,498                4,498
                                                                 -------------------   ------------------   ------------------

                                                                            112,764                8,553              231,243
                                                                 -------------------   ------------------   ------------------


           The shareholders' loans have no fixed terms of repayment, are non-interest bearing and are unsecured.

           (b)    Transactions in the year

           During fiscal year 1998, the following transactions were conducted with related parties:

                (i) The Company advanced the President $348,225 as a short-term loan. Interest was charged on the loan at bank prime plus one percent. These advances were repaid in full during the year.

                (ii) A director's law firm was paid $40,422 for legal services provided during the year (1997 - $41,850).

                (iii) A company owned by the president charged $135,000 (1997 - $120,000) for geological consulting services provided during the year.

                (iv) Directors received 117,000 shares during the year in settlement of performance bonuses (1997 - cash payment $257,250 and 5,000 shares). These bonuses were approved by the Board of Directors.

           During fiscal year 1997, the following transactions occurred:

                (i) The President and his wife made additional non-interest bearing cash advances to the Company, assumed Company debts and made expenditures on behalf of the Company totalling $282,203. The expenditures included certain mining options acquired on behalf of the Company (note 4) for total non-cash consideration valued at $134,000. These options were transferred to the Company at cost. In addition, the President secured the services of a consulting geologist on behalf of the Company for non-cash consideration valued at $75,000. The Company repaid the President and his wife a total of $458,306 in 1997.

                (ii) The president sold a mobile home, previously used in the Company's operations, to Durvada Resources Inc. for proceeds of $34,648, which equalled the balance of the mortgage owed by the President on the mobile home.

      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited (expressed in Canadian dollars)

      6. Capital stock

           (a)    Authorized -

           The authorized share capital of the Company is comprised of an unlimited number of common and preferred shares.

           (b)    Common shares issued

           Changes in the Company's outstanding common share capital are summarized as follows:


                                                                                             Number of                 Amount
                                                                                                shares                      $
           Balance - March 31, 1995                                                          4,818,370              4,104,566
                                                                                     ------------------     ------------------

           Shares issued -
                Exercise of options                                                            543,000                255,750
                Employee bonuses                                                                17,500                 15,050
                For settlement of liabilities                                                3,127,500                911,250
                Private placements for cash                                                  1,150,000              1,900,000
                                                                                     ------------------     ------------------

                                                                                             4,838,000              3,082,050
                                                                                     ------------------     ------------------

                                                                                             9,656,370              7,186,616
           Less:  Subscriptions receivable                                                    (50,000)              (175,000)
                                                                                     ------------------     ------------------

           Balance - March 31, 1996                                                          9,606,370              7,011,616
                                                                                     ------------------     ------------------

           Shares issued -
                Subscriptions received                                                          50,000                175,000
                Exercise of options                                                            628,000              1,652,200
                Exercise of warrants                                                         1,025,000              1,811,500
                Employee bonus                                                                   5,000                 18,500
                Acquisition of mineral claims                                                  100,000                 35,000
                Finder's fee                                                                    47,115                 61,250
                Flow-through shares (note 6(c))                                                425,000              1,997,500
                Private placements for cash                                                  1,362,000              5,543,790
                                                                                     ------------------     ------------------

                                                                                             3,642,115             11,294,740
                                                                                     ------------------     ------------------

                                                                                            13,248,485             18,306,356
           Add: Flow-through warrant issue proceeds                                                  -                 21,250
           Less:  Subscriptions receivable                                                    (35,256)              (137,500)
                  Share issue costs                                                                  -              (315,935)
                   Tax effect on flow-through shares (note 6(c))                                     -              (900,766)
                                                                                     ------------------     ------------------

           Balance - March 31, 1997                                                         13,213,229             16,973,405
                                                                                     ------------------     ------------------

           Shares issued -
                Subscriptions received                                                          35,256                137,500
                Exercise of options                                                             85,000                331,500
                Director and employee bonuses                                                  157,000                529,500
                Private placement for cash                                                     500,000              1,889,500

                                      F-13




      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
        Information as at and for the period ended December 31, 1998 is unaudited
      (expressed in Candian dollars)


                Finders fees                                                                    66,080                262,249
                                                                                     ------------------     ------------------

                                                                                               843,336              3,150,249
                                                                                     ------------------     ------------------

                                                                                            14,056,565             20,123,654

           Less:  Share issue costs                                                                  -              (858,002)
                                                                                     ------------------     ------------------

           Balance - March 31, 1998                                                         14,056,565             19,265,652

           Shares issued -
                Director and employee bonus shares cancelled                                 (157,000)              (529,500)
                Director and employee bonus shares reissued                                    157,000                418,200
                Exercise of options                                                            677,000                291,110
                Legal settlement for Blower & Condor                                            75,000                225,000
                                                                                     ------------------     ------------------


                                                                                           14,808,565             19,670,462
                                                                                     ------------------     ------------------

           The weighted average number of shares outstanding for the nine months ended December 31, 1998 was 14,081,383 (unaudited) and for the year ended March 31, 1998 was 13,911,958 (1997 - 10,924,623; 1996 -
           5,961,296).

           (c)    Flow-through shares

           Pursuant to the issuance of flow-through shares, the Company spent $1,997,500 on qualifying expenditures in fiscal year 1997, the tax effects of which were renounced to the investors.

           (d)    Share options

           The Company has a stock option plan for the officers, directors and employees. Up to 10% of the issued and outstanding shares are reserved for issuance. The number of stock options outstanding at the year-end were as follows:


                                                                                                            Number of options
                                                             -------------------     ------------------    -------------------
                                                                   December 31,              March 31,              March 31,
                                                                           1998                   1998                   1997
                                                                    (Unaudited)

           Balance - Beginning of period                              1,357,000                847,000                965,000
                Granted in the period                                   250,000                810,000              1,150,000
                Exercised in the period                               (677,000)               (85,000)              (628,000)
                Expired / cancelled in the period                      (90,000)              (215,000)              (640,000)
                                                             -------------------     ------------------    -------------------

           Balance - End of period                                      840,000              1,357,000                847,000
                                                             -------------------     ------------------    -------------------


      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited (expressed in Canadian dollars)

6.    Capital stock (cont'd)

           The options outstanding at December 31, 1998 expire as follows:

                                                                                             Number of
                                                                                               options
                                                                                           (Unaudited)
           Exercise at $0.43 expiring July, 1999                                               325,000
           Exercise at $0.43 expiring October, 2000                                            265,000
           Exercise at $0.35 expiring November, 2001                                           250,000
                                                                                               -------
                                                                                               840,000
                                                                                               =======


           (e)    Share warrants

           The number of share warrants issued during the year in conjunction with the private share placements and outstanding at the year-end were as follows:


                                                                                                              Number of
                                                                                                              warrants
                                                             --------------------    ------------------     ------------------
                                                                    December 31,             March 31,              March 31,
                                                                            1998                  1998                   1997
                                                                     (Unaudited)

           Balance - Beginning of period                                 130,000               637,500                950,000
                Granted in the period                                                          322,000                712,500
                Exercised in the period                                                                           (1,025,000)
                Expired in the period                                  (130,000)             (829,500)
                                                             --------------------    ------------------     ------------------

           Balance - End of period                                             -               130,000                637,500
                                                             --------------------    ------------------     ------------------


           The 130,000 warrants are exercisable at $5.00 by March 31, 1999.


      7. Commitments and contingencies

           (a) The Company has signed a lease for office premises at $24,000 per annum for five years commencing August 1, 1996.

           (b) On July 5, 1994, the Nevada Division of Environmental Protection issued a Finding of Alleged Violation and Order relating to environmental problems of certain of Durga Resources Inc.'s (a United States subsidiary corporation which has no assets and is inactive) Nevada optioned mining claims. On July 14, 1995, the United States Department of the Interior Bureau of Land Management, issued a Notice of Noncompliance regarding environmental problems on the same claims.

           Exploration activities on these claims ceased in 1995. According to the Nevada authorities, Durga Resources Inc. is liable for the costs of mill site restoration. During 1998, the Company developed a Reclamation Plan for the clean up of the Nevada site. This plan has been agreed with the Nevada authorities and a provision for the cost of this clean up has been made in the 1998 financial statements.

      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited (expressed in Canadian dollars)

7.    Commitments and contingencies (cont'd)

      Clean-up  on the site was  completed  in June,  1998 and the site has been inspected by officials from the Nevada Division of Environmental Protection. In August, 1998 the Notice of Noncompliance was cancelled with Leader having no further financial obligations.


8.    Income taxes

      The Company has Canadian resource deductions including undepreciated capital costs of approximately $10,100,000 which may be carried forward indefinitely in the prescribed manner to reduce taxable income in future years, and Canadian non-capital tax losses of approximately $3,035,000. The non-capital tax losses expire as follows:

                Year of Loss                         Amount                        Available Until
                      1992                             137,000                          1999
                      1993                             169,000                          2000
                      1994                             289,000                          2001
                      1995                             164,000                          2002
                      1996                             320,000                          2003
                      1997                             674,000                          2004
                      1998                           1,282,000                          2005

                                                    $3,035,000
                                                    ==========


      In addition, the Company has United States net operating losses available to be carried forward for 15 years commencing in 1989, of approximately $1,865,000.

      The potential income tax benefit associated with the above non-capital losses have not been recorded in these financial statements.

      Differences between income taxes calculated at Canadian statutory rates and the income tax provision are as follows:

                                                                     Nine months
                                      ended
                                  December 31,
                                                                            1998             March 31,              March 31,
                                                                     (Unaudited)                  1998                   1997
                                                                               $                     $                      $
           Income taxes at Canadian statutory rates                      188,600               849,000                959,000
           Tax effect of losses which have not been
                recorded                                               (188,600)             (849,000)              (959,000)


           Balance - End of period                                             -                     -                      -
                                                             --------------------    ------------------     ------------------


      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited (expressed in Canadian dollars)

      9. Financial instruments

      The Company's financial instruments recognized in the balance sheet consist of cash and short-term deposits, accounts receivable, goods and services tax receivable, subscription receivable, accounts payable and accrued liabilities and amounts due to related parties. The fair values of all financial instruments approximate their carrying values due to their short-term maturity.


      10.Subsequent events

           (a) On April 27, 1998, the Company reached an agreement with Blower Investment A.V.V. and Condor Resources A.V.V. to settle outstanding matters regarding a former investment in mineral properties in Peru through the issue of 75,000 shares of the Company. A liability of $251,250 has been recorded in the 1998 financial statements with respect to this settlement.

           (b) On May 28, 1998 the Company signed a letter of intent to acquire all the outstanding shares of Ariel Resources Ltd. ("Ariel"), a company with mining operations in Costa Rica, in exchange for shares of the Company. Ariel shares will be converted into Leader shares at a ratio of 12.42:1. The Company will provide an initial cash injection to Ariel of US $2.5 million. After completing certain due diligence, the Company decided not to pursue this opportunity.


      11.Changes in non-cash working capital balances


                                                          December 31,         March 31,          March 31,   March 31,  1996
                                                                  1998              1998               1997                 $
                                                                     $                 $                  $
                                                           (Unaudited)
      Operating activities

      Accounts receivable                                        4,900          (12,000)            (3,214)             7,231
      Goods and Services Tax receivable                        123,680            60,038          (170,302)          (26,398)
      Deposits and prepaid expenses                          (214,168)             7,577                309         (143,292)
      Accounts payable and accrued liabilities             (1,354,320)           634,986            779,239         1,108,365
                                                   ---------------------------------------------------------------------------

                                                           (1,439,908)           690,601            606,032           945,906
                                                   ---------------------------------------------------------------------------


      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited (expressed in Canadian dollars)

12.  Differences   between  Canadian  and  U.S.  generally  accepted  accounting principles

      Significant differences between Canadian GAAP and U.S. GAAP which would have an effect on these consolidated financial statements are as follows:

           (a)    Adjustment to net loss

                                                             Nine months
                                                                   ended
                                                            December 31,         March 31,         March 31,  March 31,  1996
                                                                    1998              1998              1997                $
                                                                       $                 $                 $
                                                             (Unaudited)
                                                     -------------------------------------------------------------------------
           Loss for the year following Canadian GAAP
                                                               (419,124)       (1,887,026)       (2,130,497)        (468,902)
           Deferred exploration costs (i)                      (565,069)       (4,606,141)       (3,328,779)        (718,717)
           Tax effect of flow-through shares (ii)                      -                 -           900,766                -
                                                     -------------------------------------------------------------------------
           Stock based compensation (iii)                      (157,070)         (928,490)         (823,550)        (732,100)
                                                     -------------------------------------------------------------------------

           Loss for the year following U.S. GAAP             (1,141,263)       (7,421,657)       (6,282,826)      (1,919,719)
                                                     -------------------------------------------------------------------------

           Loss per share under U.S. GAAP                         (0.08)            (0.53)            (0.58)           (0.32)
                                                     -------------------------------------------------------------------------

                (i) For U.S. GAAP exploration costs, related to projects are charged to expense as incurred. As such, the majority of costs charged to exploration costs written off under Canadian GAAP would have been charged to earnings in prior periods under U.S. GAP. Property acquisition costs are capitalized for both Canadian and U.S. GAAP.

                (ii) For U.S. GAAP, the tax effect of flow-through shares is recorded as income. For Canadian GAAP, the tax effect is recorded as a reduction of deferred exploration costs.

                (iii) For U.S. GAAP, subscriptions receivable are recorded as a reduction in share capital.

                (iv) Under U.S. GAAP, a grant of stock options to acquire shares at a price below the fair market value of the shares, at the time of the grant, is compensatory under APB No. 25 and is accounted for as compensation expense. This has the effect of increasing capital stock and deficit under U.S. GAAP.

      Leader Mining International, Inc.
      Notes to Consolidated Financial Statements
      Information as at and for the period ended December 31, 1998 is unaudited

12.  Differences   between  Canadian  and  U.S.  generally  accepted  accounting principles (cont'd)

           (b)    Adjustments to balance sheet

                                   Nine months
                                                                ended                   March 31,                   March 31,
                                                             December                        1998                        1997
                                                                  31,                           $                           $
                                                                 1998
                                                                    $
                                   (Unaudited)
                                        --------------------------------------------------------------------------------------

                                               Canadian     U.S. GAAP      Canadian     U.S. GAAP      Canadian     U.S. GAAP
                                                   GAAP                        GAAP                        GAAP
         Subscription receivable                      -             -             -             -       136,500             -
                (a)(ii)
         Mineral properties & deferred
              exploration costs (a)(i)        9,548,034       244,000     8,957,965       219,000     4,440,824       308,000
              & (iii)

           Capital stock                     19,670,462    22,396,700    19,265,652    21,834,820    16,973,405    18,614,083
           Deficit                          (9,388,782)  (21,419,054)   (8,969,658)  (20,277,791)   (7,082,632)  (12,856,134)


           (c)    Shareholders' equity

           Under U.S. GAAP, shareholders' equity would be as follows:

                                                                     Nine months
                                                                           ended
                                                                    December 31,             March 31,              March 31,
                                                               1998  (Unaudited)                  1998                   1997
                                                             -----------------------------------------------------------------
           Under Canadian GAAP                                        10,281,680            10,295,994              9,890,773
           US GAAP adjustment to net loss
                Current                                                (722,139)           (5,534,631)            (4,152,329)
                Cumulative                                           (8,738,965)           (4,132,824)              (804,045)
           US GAAP adjustment to capital stock (a)(ii)
                                                                               -                     -              (136,500)

                (a)(iv)                                                  157,070               928,490                823,550
                                                             --------------------    ------------------     ------------------

           Balance - End of period                                       977,646             1,557,029              5,621,449
                                                             ====================    ==================     ==================

           (d)    Income taxes

           Under U.S. GAAP, the company would be required to initially recognize an income tax asset arising from the benefit of losses carried forward. This asset has been reduced to $nil through the application of a valuation allowance of $3,035,000.

           (e)    Recent accounting pronouncements

           In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which standardizes the accounting for derivative instruments. SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The effective date was subsequently changed to all fiscal quarters of all fiscal years beginning after June 15, 2000 (unaudited). Adopting this standard will not have a significant impact on the company's consolidated financial position, results of operations or cash flows.


                                                          TABLE 1

         Table 1:  Leader's  Mineral  Claims over the Knife Lake - McCullum Lake
Area within the Scimitar Complex.

     Disposition              Hectares                 Owner          Percent Owned      Date Protected to                 NTS Ref
        Number

       S-102637                  100               Leader Mining          100%               26-Feb-99                     64 D 3
       S-102638                  250               Leader Mining          100%               26-Feb-99                     64 D 3
       S-105562                 1800               Leader Mining          100%               12-Jun-99                     64 D 3
       S-105563                  86                Leader Mining          100%                6-Oct-99                     64 D 3
       S-105564                  531               Leader Mining          100%               21-Oct-99                     64 D 3
       S-105565                 1030               Leader Mining          100%               22-Oct-99                     64 D 3
       S-105566                 1361               Leader Mining          100%               27-Oct-99                     64 D 3
       S-105567                 2839               Leader Mining          100%               27-Oct-99                     64 D 3
       CBS-6828                  840               Leader Mining          100%               27-Jan-99                     63-M-14
       CBS-6829                  700               Leader Mining          100%               28-Jan-99                     63-M-14
       CBS-6830                  900               Leader Mining          100%               28-Jan-99                     63-M-14
       CBS-8400                 1600               Leader Mining          100%               12-Jun-99                    63-M-14 &
                                                                                                                           63-M-14
       CBS-8387                  806               Leader Mining          100%                4-Mar-99              63-M-14 & 64-D03
       S-105580                 4264               Leader Mining          100%               11-Apr-99                    63-M-14,
                                                                                                                          63-M-15,
                                                                                                                          64-D-02 &
                                                                                                                           64-D-03
       CBS-2128                 1100               Leader Mining          100%               10-Feb-99                     63-M-15
       CBS-3187                  437                Copperquest           100%               18-Oct-98                     63-M-15
       CBS-3188                  699                Copperquest           100%               18-Oct-98                     63-M-15
       CBS-3189                 1117                Copperquest           100%               18-Oct-98                     63-M-15
       CBS-3190                  515                Copperquest           100%               18-Oct-98                     63-M-15
       CBS-3223                  100                Copperquest           100%               18-Oct-98                     63-M-15
       CBS-3224                  312                Copperquest           100%               18-Oct-98                     63-M-15
       CBS-3225                  210                Copperquest           100%                1-Aug-98                     63-M-15
       CBS-3226                  225                Copperquest           100%                1-Aug-98                     63-M-15
       CBS-6822                  950               Leader Mining          100%               17-Jan-99                     63-M-15
       CBS-6823                  600               Leader Mining          100%               17-Jan-99                     63-M-15
       CBS-6831                  672               Leader Mining          100%               10-Feb-99                     63-M-15
       CBS-6832                 1185               Leader Mining          100%               10-Feb-99                     63-M-15
       CBS-6833                  408               Leader Mining          100%               10-Feb-99                     63-M-15
       CBS-6834                  900               Leader Mining          100%               31-Jan-99                     63-M-15
       CBS-6835                 1275               Leader Mining          100%               31-Jan-99                     63-M-15
       CBS-8392                  954               Leader Mining          100%               26-Feb-99                     63-M-15
       CBS-8393                  225               Leader Mining          100%               26-Feb-99                     63-M-15
       CBS-8399                  225               Leader Mining          100%               12-Jun-99                     63-M-15


       ML-5269                   648               Leader Mining          100%                8-Oct-99                     63-M-15
       S-90909                   250                Copperquest           100%               18-Oct-99                     63-M-15
       S-909010                  150                Copperquest           100%               18-Oct-99                     63-M-15
       S-90911                   428               Leader Mining          100%               10-Feb-99                     63-M-15
       S-92754                   790               Leader Mining          100%               20-Feb-99                     63-M-15
       S-92755                  1450               Leader Mining          100%                4-Feb-99                     63-M-15
       S-95890                  1100               Leader Mining          100%               31-Jan-99                     63-M-15
       S-96198                   940               Leader Mining          100%                7-Feb-99                     63-M-15
       S-99066                   40              Con.Pine Channel         100%               23-Jan-99                     63-M-15
       S-102633                 1000               Leader Mining          100%               19-Feb-99                     63-M-15
       S-102634                 1250               Leader Mining          100%               19-Feb-99                     63-M-15
       S-102635                  800               Leader Mining          100%               26-Feb-99                     63-M-15
       S-102636                  150               Leader Mining          100%               24-Feb-99                     63-M-15
       S-104837                  875             Con.Pine Channel         100%               14-Dec-98                     63-M-15
       S-104995                 1575             Con.Pine Channel         100%               20-Feb-99                     63-M-15
       S-105168                  420             Con.Pine Channel         100%               20-Feb-99                     63-M-15
       S-105169                  144             Con.Pine Channel         100%               20-Feb-99                     63-M-15
       S-105170                  200             Con.Pine Channel         100%               20-Feb-99                     63-M-15
       S-105556                  135               Leader Mining          100%                6-Jun-99                     63-M-15
       S-105557                 1625               Leader Mining          100%                6-Jun-99                     63-M-15
       S-105570                  782               Leader Mining          100%               17-Mar-99                     63-M-15
       S-105571                  215               Leader Mining          100%               17-Mar-99                     63-M-15
       S-105581                  538               Leader Mining          100%               28-Oct-99                     63-M-15
       S-105581                  248               Leader Mining          100%               28-Oct-99                     63-M-15
       S-105613                 1560               Leader Mining          100%                9-Mar-00                     63-M-15
       S-105614                  999               Leader Mining          100%               28-Oct-99                     63-M-15
       S-105615                  900               Leader Mining          100%                9-Mar-00                     63-M-15
       S-105616                  280               Leader Mining          100%               20-Mar-00                     63-M-15
       S-105996                 1036               Leader Mining          100%                1-Apr-00                     63-M-15
       S-105997                  335               Leader Mining          100%                1-Apr-00                     63-M-15
       S-106002                  454               Leader Mining          100%               20-Mar-00                     63-M-15
       CBS-8391                  615               Leader Mining          100%                4-Mar-99                     63-M-15
       S-105555                 2515               Leader Mining          100%               10-Mar-99                     64-D-02
       CBS-6825                  100               Leader Mining          100%               10-Mar-99                     64-D-02
       CBS-6827                 1000               Leader Mining          100%               13-Mar-99                     64-D-02
       CBS-6935                 1650               Leader Mining          100%               17-Mar-99                     64-D-02
       CBS-8388                  300               Leader Mining          100%                4-Mar-99                     64-D-02
       CBS-8390                 1500               Leader Mining          100%                4-Mar-99                     64-D-02
       CBA-8394                  225               Leader Mining          100%               26-Feb-99                     64-D-02


       CBS-8395                  100               Leader Mining          100%               Feb 29, 99                    64-D-02
       CBS-8396                  225               Leader Mining          100%               26-Feb-99                     64-D-02
       CBS-8397                  100               Leader Mining          100%               Feb 29, 99                    64-D-02
       CBS-8401                  600               Leader Mining          100%               10-Mar-99                     64-D-02
       CBS-8402                  825               Leader Mining          100%               10-Mar-99                     64-D-02
       CBS-8403                 1192               Leader Mining          100%               10-Mar-99                     64-D-02
       S-99064                   76               Co.Pine Channel         100%               23-Jan-99                     64-D-02
       S-99065                   24               Co.Pine Channel         100%               23-Jan-99                     64-D-02
       S-104835                  150             Con.Pine Channel         100%               20-Feb-99                     64-D-02
       S-104836                  270             Con.Pine Channel         100%               20-Feb-99                     64-D-02
       S-104996                  620             Con.Pine Channel         100%               14-Dec-98                     64-D-02
       S-105175                  125             Con.Pine Channel         100%               20-Feb-98                     64-D-02
       S-105553                 3910               Leader Mining          100%                4-Jun-99                     64-D-02
       S-105554                  400               Leader Mining          100%                6-Jun-99                     64-D-02
       S-105560                  900               Leader Mining          100%               12-Jun-99                     64-D-02
       S-105572                 1023               Leader Mining          100%               17-Mar-99                     64-D-02
       S-105573                 3420               Leader Mining          100%               24-Mar-99                     64-D-02
       S-105574                 1025               Leader Mining          100%               27-Mar-99                     64-D-02
       S-105575                 3698               Leader Mining          100%               24-Mar-99                     64-D-02
       S-105576                  233               Leader Mining          100%               27-Mar-99                     64-D-02
       S-105577                  28                Leader Mining          100%               27-Mar-99                     64-D-02
       S-105578                  113               Leader Mining          100%               27-Mar-99                     64-D-02
       S-105579                 2382               Leader Mining          100%               11-Apr-99                     64-D-02
       CBS-8389                 2065               Leader Mining          100%                4-Mar-99             64-D-02 & 64-D-03
       S-102640                  416               Leader Mining          100%               19-Feb-99             64-D-0- & 63-M-14
       CBS-6826                 1000               Leader Mining          100%               13-Mar-99                     64-D-02
       S-102641                  225               Leader Mining          100%               26-Feb-99                     64-D-03
       S-102642                  100               Leader Mining          100%               26-Feb-99                     64-D-03
       S-105580                 4264               Leader Mining          100%               11-Apr-99                    64-M-14,
                                                                                                                          64-M-14,
                                                                                                                          64-M-15,
                                                                                                                  63-D-02, & 63-D-03
       S-10569                  2269               Leader Mining          100%               17-Mar-99             63-M-15 & 64-D-02
       CBS-6824                  700               Leader Mining          100%               10-Mar-99                     64-D-02
       CBS-3144                  413               Leader Mining          100%               14-Jul-99                     64-D-02
       CBS-8398                  300               Leader Mining          100%               12-Jun-99             64-D-01 & 64-D-02
       S-105558                  825               Leader Mining          100%                6-Jun-99             63-M-15 & 64-D-02
       S-105559                  225               Leader Mining          100%                6-Jun-99             63-M-15 & 63-M-15
       S-105561                  300               Leader Mining          100%               12-Jun-99                     64-D-03
       CBS-8400                 1600               Leader Mining          100%               12-Jun-99             63-M-14 & 63-M-15
       S-102639                  265               Leader Mining          100%               26-Feb-99                     64-D-03
        Total                 95144 ha



                                                              TABLE 2


         Table 2: Bothma Farms Comprising the Karmel Diamond Project


Property Description                     In Extent                               Title Deed Nr.

The farm Grootkoip No. 240, Division     300.0289 Hectares                       T15434/96
Ladybrand.

Subdivision 1 of the farm Blaauwkrantz   256.9596 Hectares                       T15434/96
No. 796, Division Ladybrand

The Remainder of the farm Klipnek No.    156.5812 Hectares                       T15434/96
92, Division Ladybrand

The farm Inkerman No. 703, Division      390.8927 Hectares                       T1733/97
Ladybrand

The farm Alma No. 157, Division          140.6496 Hectares                       T1733/97
Ladybrand

The Remainder of the farm Balaclave      119.9145 Hectares                       T14868/93
16, Division Ladybrand

Subdivision 2 of the farm Gilboa 467,    119.9145 Hectares                       T5592/89
Division Ladybrand

The farm Belmont 932, Division           190.7952 Hectares                       T14867/93
Ladybrand

The farm Burgerslaagte 664, Division     214.0131 Hectares                       T5591/1989
Ladybrand

The Farm Dundee No. 58, Division         1350.2484 Hectares                      T13918/88
Ladybrand

The Remainder of the Farm Padlangs No.   134.7724 Hectares                       T1617/1997
239, Division Ladybrand

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The Remaining Portion of the Farm         342.6128 Hectares                      T3025/1989
Bethel 17, Division Ladybrand

An undivided half shares of the farm     390.8927 Hectares                       T1454/1958
Crimea No. 51, Division Ladybrand

An undivided half shares of the farm     390.8927 Hectares                       T1453/1958
Crimea No. 51, Division Ladybrand

A Portion Known as Mynplass No. 931 of   334 Morgen 75 Vierkante Roede           T1103/1958
the farm Karmel No. 93, Division
Ladybrand

The farm Haarlem No. 704, Division       390.8927 Hectares                       T677/1959
Ladybrand

A Portion known as Elim No. 906 of the   600 Morgen                              T1280/1956
farm Bethel No. 17, Division Ladybrand
Subdivision 3 of the farm Gilboa No.     140 Morgen                              T7818/1964
467, Division Ladybrand

Subdivision 1 of the farm Weltevreden    305.8132 Morgen                         T2000/1962
No. 145, Division Ladybrand

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